NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

THE COMPANY

1. Name of issuer: No Limit Technology Holdings, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Rafael Groswirt
Dates of Board Service:	1/1/2021-Present
Principal Occupation:	Software development
Employer:	No Limit Fantasy Sports, LLC
Dates of Service:	1/1/2021-Present
Employer's principal business:	Software development
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	CEO
Dates of Service:	1/1/2021-Present

NoLIMIT TECHNOLOGY HOLDINGS INC

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	No Limit Fantasy Sports
Employer's principal business:	Online Gaming
Title:	CEO
Dates of Service:	September 2016 - Present
Responsibilities:	Management

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Rafael Groswirt
Title:	CEO
Dates of Service:	1/1/2021 - Present
Responsibilities:	Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with company
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	No Limit Fantasy Sports
Employer's principal business:	Online Gaming
Title:	CEO
Dates of Service:	September 2016 - Present
Responsibilities:	Management

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Rafael Groswirt	11,025,000 common shares	63.9%

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.



A Nevada Company

The formation of a new company.
Issued shares:
35,000,000

Integration of the **No Limit** brand and existing platforms, to a new set of gaming platforms. This includes an online sportsbook and casino, to form a complete betting ecosystem, operating under legal licenses within the United States, and globally.
Round 1:
10.17% of stock shares to be sold.
Shares: 3,560,000 | Price: $0.03
Amount to raise: $106,800

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500,000**	**$75,000**	**$69,000**
Maximum Amount	**3,560,000**	**$106,800**	**$98,256**


FANTASY SPORTS
ONLINE POKER
CASINO
ONLINE CASINO
SPORTSBOOK

Company Background

In 2015, No Limit Fantasy Sports, LLC was formed, in order to enter the rapidly expanding fantasy sports market. Seed funding was secured, the development team was formed, and within 9 months, a working platform was delivered. As Bitcoin and the entire cryptocurrency space evolved, it became evident that crypto and online gaming platforms were a perfect combination. Seeking a clear advantage, our company set out to form what is now known as No Limit Coin. By 2019, No Limit Fantasy Sports was operating for three years, and considered a mature company, ready to seek additional funds from investors. As the environment changed in 2020 due to the COVID-19 pandemic, the funding plans shifted. The company, along with the NoLimit community in Florida, decided to fundraise with the key goal of a sports betting platform operating in the United States.

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

CEO, Rafael Groswirt

A telecom veteran for over 20 years, Rafael Groswirt founded Alliance Payphone Inc. in 2000. He developed software to monitor and repair over 250,000 payphones nationwide, in addition to long distance services.

His love for technology and sports led him to develop and patent one of the first automated poker tables, featuring Johnny Chan as one of the partners: US PATENT # US2008/ 0026826A1. On November 27, 2007, Lightning Gaming™, Inc. acquired Poker Automation, LLC.

In March 2015, No Limit Fantasy Sports, LLC was formed and began to introduce a set of new tools and games related to Fantasy Sports. Two years later, during the development of the No Limit Fantasy platform, the ideal pairing was created with the cryptocurrency, NoLimitCoin (NLC2). NLC2 was designed to power fantasy sports platforms, like ours and others.



https://www.youtube.com/watch?v=y_yCNrOjZQ4

FP: truCrowd

NoLimit Technology Holdings Inc

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500,000**	**$75,000**	**$69,000**
Maximum Amount	**3,560,000**	**$106,800**	**$98,256**

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

Market Information

In 2018, the United States Supreme Court declared online sports gambling federally legal, allowing states to individually set regulations and licensing requirements. We can easily see the impact that such a ruling had on other companies within our space, mainly DraftKings. This company was having a hard time breaking through, with only fantasy sports as a main source of income, but as soon as sports betting was legalized, the outlook changed immediately.

Suddenly, DraftKings was the hottest investment on Wall Street, leading to a successful $4 billion valuation IPO, only to see their value balloon to $20 billion dollars by December of 2020. They are currently only operating in four states, yet the market has placed an evaluation that is expecting tremendous growth in this space.

No Limit Technology, Inc. has a forward-looking goal to reach success comparable to DraftKings. We seek to compete for major parts of the market that are now investing in DraftKings. There are other operators in the states that have already been approved, but DraftKings has used the public markets to raise money, which is the model we want to follow.

Market sizes

1. Fantasy Sports (DFS): $3 Billion
2. US Sports Betting: $150+ Billion
3. Online Casino: $5 Billion
4. Online Poker: 4 Million players, generating $3 Billion in rake per year.

Existing Platforms

Nolimitfantasysports.com and nolimitcoinpoker.com have existing player bases, and are tested, operational, and ready to expand. These platforms will be transferred to No Limit Technology Holdings, Inc. upon formation, along with resources needed to operate and grow. In the past three years, these platforms have exhibited a large potential for growth.

NoLIMIT TECHNOLOGY HOLDINGS INC

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

For example, during the NFL season, we were reaching over 1000 fantasy sports entries per week. Further growth is dependent on expanding the marketing budget.

DFS Fantasy Sports
Nolimitfantasysports.com



Deployed app in Google Play and Apple iTunes



NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256



CONTESTS NAME	SLATE	CHIPS	BUY-IN	TEAMS	START	MAX TEAM	PAYOUT	ENTRY	STATUS
NFL EARLY BIRD 10,000 NLC2 FREEROLL	THU-MON		0	714 / 1000	10 Sep 17:20	5 / 5	10000	Started	
MNF Bonus free-roll 100 team, 1000 NLC2	MNF		0	100 / 100	14 Sep 16:10	2 / 2	1000	Full	
Week 1 Opener 1000 NLC2	THU-MON		1000	100 / 100	10 Sep 17:20	10 / 10	95000	Full	
Week 1 Opener 10,000 NLC2 buy-in 250K GTD	THU-MON		10000	17 / 25	10 Sep 17:20	5 / 5	237500	Started	
Wk 1 100 NLC2 buy in 10 team.	THU-MON		100	10 / 10	10 Sep 17:20	1 / 1	950	Full	
MNF 100/1K Sit 'n Go 10 team	MNF		100	10 / 10	14 Sep 16:10	2 / 2	950	Full	
MNF 100/1K Sit 'n Go 10 team #2	MNF		100	10 / 10	14 Sep 16:10	2 / 2	950	Full	
MNF 1K NLC2 buy-in Sit 'n Go. 10 team limit	MNF		1000	10 / 10	14 Sep 16:10	1 / 2	9500	Full	
MNF 1K NLC2 buy-in Sit 'n Go. 10 team limit	MNF		1000	10 / 10	14 Sep 16:10	2 / 2	9500	Full	
MNF 1000 NLC2 buy-in 10 team limit	MNF		1000	10 / 10	14 Sep 16:10	1 / 1	9500	Full	
MNF 100/1K Sit 'n Go 10 team #2	MNF		100	9 / 10	14 Sep 16:10	0 / 2	950	Started	
H2H 100 NLC2	MNF		100	2 / 2	14 Sep 16:10	0 / 1	190	Full	
H2H 100 NLC2	MNF		100	2 / 2	14 Sep 16:10	0 / 1	190	Full	
H2H 100 NLC2	MNF		100	2 / 2	14 Sep 16:10	0 / 1	190	Full	
H2H 100 NLC2	MNF		100	2 / 2	14 Sep 16:10	1 / 1	190	Full	
Rafael 1 vs oldschool	THU-MON		100	2 / 2	10 Sep 17:20	1 / 1	190	Full	VIEW
Rafael 1 vs Venomkpp	THU-MON		100	2 / 2	10 Sep 17:20	1 / 1	190	Full	VIEW
Lemongrass2 vs Rafael 1	THU-MON		200	2 / 2	10 Sep 17:20	1 / 1	380	Full	

FP: truCrowd

NoLimit Technology Holdings Inc

OFFERING STATEMENT

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Poker

nolimitcoinpoker.com


Hand #7929205
SEAT OPEN
BadBeat JACKPOT
100000 NLC2
Pot: 0 NLC2
NO RAKE POKER
POWERED BY NOLIMITCOIN (NLC2)
NLH 1K/4K Buy-in 10/20 blinds Straddle/ Re-straddle 9 - Hold'em NL - Stakes: 10 NLC2 / 20 NLC2


SEAT OPEN
tipp01
4334
NLC2DEV-IL
5170
PillowPastas
8895
Pot: 1680
200
NO RAKE POKER
POWERED BY NOLIMITCOIN (NLC2)
plateaumax
18746
RynoSKryptonite
11530
400
280
800
Choice
870
Pajak
19775
Table





Current states in the USA that allow online poker are New Jersey, Nevada, Pennsylvania, and Delaware. We will aim for licensing in those states, and others.

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

New platforms

With the formation of the new company, existing platforms will be re-launched, as well as prepared for the current marketplace. A live online casino, a sports book and skill games will be added to the family of platforms. These will either be operated under the Curacao company, or the US operating company (yet to be formed), once the US licenses are provided.

From BetConstruct

We have preliminarily selected BetConstruct as our platform provider, but the final decision will be made once resources are secured, and other options are studied further. It is our intention to lease the live casino, as well as sports book and skill games, from BetConstruct. An example of a site using BetConstruct's products is vbet.com.

Live Casino from BetContruct.com
Seen at vbet.com

FP: truCrowd



NoLimit Technology Holdings Inc

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256





No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

Baccarat

LIVE Baccarat
13:26
Practice
Play for real
Please, Place Your Bets
PLAYER
TIE
BANKER
Welcome, Guest
Game Round:
2370658
Sign In
Shoe
Total
PLAYER PAIR
TIE BONUS
BANKER PAIR
SUM BONUS

Blackjack

Live BlackJack
13:28
Practice
Play for real
Dealer's Cards
Auto Stand
Welcome, Guest
Game Round:
41451
Sign In
Amirali12...
asad4185
karnat
Flozza

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

NoLimit Technology Holdings Inc
OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Dealer Poker


Live Bet on Poker
13:30
Practice
Play for real
Bet On Tee... A
Additional Bets
Pair
Flush
Straight
Straight Flush
Three of a Kind
Please, Place Your Bets
Sixth Card
BET ON
TEEN PATTI
Player A
Player B
Last Games
Welcome, Guest
Game Round:
173060
Sign In
Total:
100
N/A
60.27
0.53

Roulette


Live Roulette
13:32
Practice
Play for real
Roulette A
Aurum
Please, Place Your Bets
Welcome, Guest
Game Round:
2166708
Sign In
1st12
2nd12
3rd12
1-18
EVEN
ODD
19-36

FP: truCrowd



NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Full Sports Book





VBET
Official Betting and Gaming Partner
of Arsenal Football Club
LIVE PRE-MATCH CASINO LIVE CASINO POKER GAMES PROMO
Italy : Serie B : Frosinone Calcio - Pordenone Calcio
SPORTSBOOK JACKPOT
451,533.73 USD
Hi Lo

VBET
Official Betting and Gaming Partner
of Arsenal Football Club
LIVE PRE-MATCH CASINO LIVE CASINO POKER GAMES PROMO
Europe : UEFA Champions League : Atalanta - Paris Saint-Germain
SPORTSBOOK JACKPOT
451,533.73 USD
SPORT PROMOS
Welcome Offer
FREE BET
up to
€20
Esports
welcome bonus
€100
jacksport

OFFERING STATEMENT

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Heads Up Skill Games


CHECKERS
PLAY NOW
FARKLE
PLAY NOW
BLAST
BLAST
PLAY NOW
BACKGAMMON
PLAY NOW
DOWNLOAD
TALISMAN
PLAY NOW
STRIKER
STRIKER
PLAY NOW

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500,000**	**$75,000**	**$69,000**
Maximum Amount	**3,560,000**	**$106,800**	**$98,256**

URL for future wholesale exchange project.

www.book2book.bet

Video of wholesale betting exchange:


No Limit Betting Protocol Trailer
Watch later
Share
NO★LIMIT
BETTING PROTOCOL
Watch on YouTube

Wholesale Sports Betting Exchange, Using Crypto

We will develop a betting exchange on top of the No Limit Betting Protocol, to allow large scale sports betting operators to exchange bets. The success of such a platform will not only depend on funding, but also on our ability to compete with existing exchanges, such as https://www.betfair.com/exchange/plus/ and other already-liquid markets. At the same time, we will tap into those markets and bridge crypto players with fiat markets. We wish to form bridges into fiat markets, while also taking advantage of the benefits of cryptocurrency. This portion of the project will occur after the retail sportsbook deployment from BetConstruct.

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Legal Considerations

This project has the ultimate goal of becoming a U.S. sports betting operator. Once money is raised, applications will be filed in various states for sports betting, fantasy sports, and poker. It will be a top priority for the company to secure sports betting licenses in as many U.S. states as possible. The company is currently pursuing the acquisition of sports betting licenses in the U.S. states that have already passed legislation. All accounting within the organization will be done in accordance with U.S. tax laws. This goes for all companies under the No Limit Technology Holdings, Inc. umbrella.

The cost to process a state license can vary from $150,000 to $10,000,000, as well as yearly compliance and legal fees. The money raised in the first three rounds will not be sufficient to secure licenses in many states. Only 1 or 2 states will be targeted for Sports and DFS licenses in these rounds. We need the future rounds, which will lead us to larger money raises where we will be able to secure licenses in all possible states. Securing licenses in all states for DFS, Sports and Poker could cost millions of dollars. Future successful rounds are required, and not guaranteed! There is no guarantee we will be awarded the licenses.

USA Gambling Laws



WASHINGTON — The **Supreme Court** struck down a 1992 **federal** law on Monday that effectively banned commercial **sports** betting in most states, opening the door to legalizing the estimated $150 billion in illegal wagers on professional and amateur **sports** that Americans make every year. May 14, 2018

Supreme Court Ruling Favors Sports Betting - The New York ...
https://www.nytimes.com › 2018/05/14 › us › politics › supreme-court-sport...

About Featured Snippets   Feedback

OFFERING STATEMENT

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500,000**	**$75,000**	**$69,000**
Maximum Amount	**3,560,000**	**$106,800**	**$98,256**

The USA sports gambling market was recently legalized, which has allowed various operators to process their licenses. It will be our goal to apply as well, and secure state gaming licenses for sports and poker in the USA. We are also seeking to expand our fantasy sports market, by seeking licenses in more individual states. We currently operate in half of the US states, and would be able to enter the other half with such licenses.

States with legal sports betting

These states have legal, regulated sports betting industries:

- **Arkansas** sports betting
- **Colorado** sports betting
- **Delaware** sports betting
- **Illinois** sports betting
- **Indiana** sports betting
- **Iowa** sports betting
- **Nevada** sports betting
- **New Hampshire** sports betting
- **New Jersey** sports betting
- **New York** sports betting
- **Michigan** sports betting
- **Mississippi** sports betting
- **Montana** sports betting
- **Oregon** sports betting
- **Pennsylvania** sports betting
- **Rhode Island** sports betting
- **West Virginia** sports betting

OFFERING STATEMENT

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500,000**	**$75,000**	**$69,000**
Maximum Amount	**3,560,000**	**$106,800**	**$98,256**

US Sports betting revenue for the last 2 years

Jurisdiction	Handle	Revenue	Hold	Taxes/Jurisdiction Revenue
Arkansas	$55,814,458	$7,685,795	13.8%	$1,030,406
Colorado	$1,512,658,080	$98,985,741	6.5%	$4,160,446
Delaware	$353,732,254	$54,789,544	15.5%	$36,743,925
Illinois	$2,464,173,049	$173,440,090	7.0%	$27,861,990
Indiana	$2,827,407,000	$226,322,014	8.0%	$21,500,593
Iowa	$1,080,605,372	$79,964,395	7.4%	$5,448,821
Michigan	$607,182,431	$45,068,293	7.4%	$2,123,973
Mississippi	$1,005,604,095	$117,089,891	11.6%	$14,050,787
Montana	$ -	$ -	--	$ -
Nevada	$13,327,449,458	$838,689,000	6.29%	$56,611,508
New Hampshire	$403,701,777	$29,668,509	7.3%	$13,667,301
New Jersey	$13,548,845,123	$920,724,567	6.8%	$118,246,031
New Mexico	$ -	$ -	--	$ -
New York	$ -	$22,122,017	--	$2,212,202
Oregon	$328,054,511	$29,554,089	9.0%	$ -
Pennsylvania	$6,213,461,912	$466,627,623	7.5%	$115,386,711
Rhode Island	$521,315,611	$46,622,281	8.9%	$23,777,363
Tennessee	$523,644,523	$48,944,908	9.3%	$9,743,918
Virginia	$58,896,564	$3,586,077	6.1%	$39,710
Washington DC	$111,577,007	$17,686,713	15.9%	$1,270,496
West Virginia	$776,221,521	$59,552,613	7.7%	$5,955,261
Total	**$45,720,344,746**	**$3,287,124,160**	**7.2%**	**$459,831,442**

SOURCE: https://www.legalsportsreport.com/sports-betting/revenue/

OFFERING STATEMENT

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500,000**	**$75,000**	**$69,000**
Maximum Amount	**3,560,000**	**$106,800**	**$98,256**

Online Poker in US

Poker will continue to be a platform in our ecosystem, and it will be developed in the ways needed to expand profitability.

- WSOP/888 US is currently the only poker site that shares online poker players between all three legal online poker states (NJ, Nevada & Delaware).
- PokerStars only has players in New Jersey and Pennsylvania.

Curacao

The formation of a new company in Curacao as a subsidiary of No Limit Technology Holdings, Inc. will allow us to operate online gaming platforms under local law, in terms of operation and a base. Curacao is a chosen location because online sports betting platforms are not legal in the USA, unless you have a specific gaming license in each specific state. The main goal of this project is to operate sports betting platforms internationally, and in the USA.

NoLimit Technology HOLDINGS INC

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Competitors: DraftKings and FanDuel

DraftKings vs. FanDuel: States available

DFS is a legal pastime in the majority of the US, but some states aren't on board yet.

DraftKings and FanDuel **blocks users** from participating in the following states:

- Arizona
- Hawaii
- Idaho
- Louisiana
- Montana
- Nevada
- Washington state

In the states where DraftKings and FanDuel are up and running, there is no question on the legality.

Both operators are also up and running with sports betting in the same states, for the time being, with additional states to follow as legalization issues settle.

Here are the states where both DraftKings and FanDuel are open for sports betting:

- Indiana
- New Jersey
- Pennsylvania
- West Virginia

DraftKings vs. FanDuel: What are the differences?

For those new to DFS, DraftKings and FanDuel might seem like the same thing. However, there are several distinct differences.

Both offer similar game types and have similar roster requirements, but there are **scoring** nuances between the platforms.

For example, DraftKings offers scoring **bonuses** when players in your lineup achieve certain milestones, e.g., a 300+ yard passing game in the NFL or a double-d

FanDuel does not.

While there are differences, the companies are in line with several key metrics. Let's take a look at who offers what in several key categories:

Source : https://www.legalsportsreport.com/sportsbetting-bill-tracker/

Use of Funds

No Limit Technology Holdings Inc., a Nevada company, will operate the existing fantasy sports and poker platforms, as well as contract software providers of at least two additional platforms, starting with sports betting and live casino platforms. Additionally, the company is working on Smart Contract Technology, called the No Limit Betting Protocol. This protocol will offer the efficiency of smart contracts to betting platforms.

No Limit Technology Holdings, Inc. will be the parent company of a subsidiary operating company, which will operate the international side of the business from Curacao. Another Nevada company will operate the United States part of the business, including application licenses and the operation of all platforms. No Limit Technology Holdings, Inc. desires to be an operator in the online sports betting market, which is projecting to

NoLimit Technology Holdings Inc

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

reach over $150 Billion. There will be an initial round of $106,900, due to procedural requirements for a new company. Further rounds will be needed to reach all targets.

In these early rounds, we seek money to organize this new company on all of the new platforms, and prepare for further funding rounds. Fundraising will be conducted according to SEC regulations, with a future goal of a public stock listing. This company will be formed by all of the investors that participate. All stock will be priced consistently, and all stock will be voting stock. The company encourages full shareholder involvement in decisions regarding the direction of the company.

No Limit Fantasy Sports, LLC

No Limit Fantasy Sports will pledge its fantasy platforms, and all of its operations and source code into a new company (No Limit Technology Holdings), via unlimited license and code ownership. This will be done via initial license, and ultimately code ownership, once all payments are made to NLFS. No Limit Technology Holdings, Inc. will deploy a live online casino and sports books, skill games, and various other betting solutions. By pledging the platforms and operations, the shareholders of No Limit Fantasy Sports will receive 35% of the new company (No Limit Technology Holdings, Inc.) The partners of No Limit Fantasy Sports are, in the pursuit of the development of the project, No Limit Fantasy Sports' founding partners. They have loaned the company over $500,000 that is now on the books of No Limit Fantasy Sports, and is owed to the founders. In order to compensate founders for these loans, payments will be made to NLFS, based on 3 successful funding rounds.

Payments to No Limit Fantasy Sports after funding rounds, for DFS source code:

After funding round 1: $25,000 Payment to No Limit Fantasy Sports.

After funding round 2: $50,000 Payment to NLFS (upon successful completion of round 2, and not to exceed 10% of money raised.)

After funding round 3: $425,000 (based on a succesful round 3 of $4.3M, and not to exceed 10% of the amount raised.)

Payments totaling $500,000 will be made to No Limit Fantasy Sports, LLC when No Limit Technology Holdings, Inc. reaches the funding targets of the first 3 rounds.

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500,000**	**$75,000**	**$69,000**
Maximum Amount	**3,560,000**	**$106,800**	**$98,256**

No Limit Technology Holdings, Inc

Ownership in No Limit Technology Holdings, Inc. for No Limit Fantasy Sports founders, in exchange for the ownership and operation of the fantasy and poker platforms

Shares in No Limit Technology Holdings, Inc. to NLFS founders:

35% of NLTH

Rafael Groswirt will become the CEO of No Limit Technology Holdings, Inc., and the shareholders will vote for a compensation package after round 2. A $3,500 payment per month will be made to the CEO after Round 1 is fully funded, as a partial compensation package. When Round 2 is complete, a CEO competitive compensation package will be voted on by shareholders. Once Round 2 is funded, the shareholders will vote on a package for the current CEO that will be 3 years, plus a 2 year option, for a 5 year contract in total.

Nevada company, No Limit Technology Holdings Inc. is formed to accommodate all the projects mentioned above, and to operate as a parent company for eventual subsidiaries that operate online platforms. The U.S. company will be the holding company, and will have the future goal of one day listing on the NASDAQ.

Target funding rounds:

Round 1: $106,800

We will seek funding up to $5,000,000 after round 1 in 2021 and further funding rounds in 2022.

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Total issued		35,000,000			
			Of total shares		% of issued (before sale round)
CEO	Rafael Groswirt		31.50%	11,025,000	63.89%
Co founder	Oscar Peralta		3.50%	1,225,000	7.10%
Brand Ambassador	Johnny Chan		3.50%	1,225,000	7.10%
Private Casino advisor	Kelegian Group		3.50%	1,225,000	7.10%
Private advisor to the CEO and company	Dan Hensley		3.00%	1,050,000	6.09%
Advisor	Cameron Shepard		0.50%	175,000	1.01%
VP	Anthony Yencken		1.10%	385,000	2.23%
Other Founding contributors	Other Founding contributors		2.70%	945,000	5.48%
TOTAL ISSUED BEFORE SALE					17,255,000
Total issued		35,000,000	100.00%		
Issued to shareholders		17,255,000	49.30%		
Available for sale		17,745,000	50.70%		
For sale round 1		3,560,000	10.17%		
Remaining shares for later rounds after round 1		14,185,000	40.53%		



CEO package

After round 1 is complete, the CEO will be paid a fee of $3500 per month. After round 2 is complete, the shareholders will vote for a competitive compensation package. Independent of the regular employment package, the CEO will receive 1% of company stock per year in stock options at $0.001 for each of the years under this agreement.

OFFERING STATEMENT

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Director and Officer Insurance

The company will purchase officer and director insurance related to the operations of the company.

Board of advisors:

    

Rafael Groswirt

CEO, Director
Chairman of the
Board

Oscar Peralta

Co Founder, Director

Dan Hensley

Director, Board
member &
Consultant

**Cameron Shepard –
Crypto Daily**

Director, Board
member &
Consultant

Haig Kelegian

Director, Board of
Directors

View the full team here: https://nolimittechnologyinc.com/#Team

No Limit Fantasy Sports, LLC

Will contribute the fantasy sports platform, as well as the poker platform, in exchange for 35 % of the new company.

No Limit Fantasy Sports contributed platforms:

Nolimitfantasysports.com
Nolimitcoinpoker.com
book2book.bet

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Platform Providers

Online casino and sportsbook provider:

BetConstruct.com

Vbet.com

Even as BetConstruct has been selected, the final selection will be made once money is raised.

Entera Gaming Poker

nolimitcoinpoker.com

International Subsidiary

The Curacao company will operate the platforms under a Curacao gaming license and operate in the countries allowed by this license. It will be the goal to seek as many markets as possible, with proper licensing to operate in international markets.

Gaming statistics and cost of acquisition studies.

https://nolimittechnologyinc.com/Sports_Betting_Market_Analysis.pdf

External Valuation Survey

DISCLAIMER

IT IS IMPORTANT TO READ THIS SURVEY AS A BEST CASE SCENARIO. IT IS NOT A PROJECTION THAT CAN BE GUARANTEED, AND EVEN IF ALL DOES GO ACCORDING TO PLAN AND WE DO RAISE THE NEEDED CAPITAL, REACHING THESE NUMBERS WOULD MEAN ALL WENT PERFECTLY. WE HOPE TO GET THERE AND MORE, BUT INVESTORS MUST UNDERSTAND THAT THESE NUMBERS ARE BASED ON ALL ROUNDS BEING COMPLETED AT THE

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

VALUATIONS WE DESIRE. THESE NUMBERS ARE ALSO BASED ON ACQUISITION COST AND PROFIT PER USER RESULTING EXACTLY AS PROJECTED.

THESE ARE VALUATIONS BASED ON 3RD AND 4TH YEAR PROFITS HITTING THE TARGETS, BASED ON MANY ASSUMPTIONS. THOSE ASSUMPTIONS ARE NOT GUARANTEED.

https://nolimittechnologyinc.com/Valuation_for_NoLimit_Technology_ Holdings_TruCrowd.pdf

Conclusion
Legal Notes

Equidam Valuation SL does not represent or endorse the accuracy or reliability of any advice, opinion, statement or any other information displayed or distributed through this report or its website. The estimates and the data contained herein are made using the information provided by the user, publicly available information and data for different industries. Equidam Valuation SL has not audited or attempted to confirm this information for accuracy or completeness.

Under no circumstances the present report is to be used or considered as an offer, solicitation, or recommendation to sell, or a solicitation of any offer to buy any security. Equidam Valuation SL excludes any warranties and responsibilities concerning the results to be obtained from the present report nor their use and shall not be liable for any claims, losses or damages arising from or occasioned by any inaccuracy, error, delay, or omission, or from use of the report or actions taken in reliance on the information contained in it. The use of this report and the information provided herein is subject to Equidam Valuation SL online **Terms of Use** [https://www.equidam.com/term-of-use/ [https://www.equidam.com/term-of-use/]] and **Privacy Policy** [https://www.equidam.com/privacy-policy/ [https://www.equidam.com/privacy-policy/]].

FP: truCrowd

NoLimit Technology Holdings Inc

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

Forecasts summary

Future profitability


Revenues
Costs
EBITDA
100.0M
80.0M
60.0M
40.0M
20.0M
0.0
-20.0M
$ 181,000
$ 2,236,500
-$ 2,055,500
02/2021 - 01/2022
$ 16,238,849
$ 19,277,951
-$ 3,039,102
02/2022 - 01/2023
$ 91,646,650
$ 57,213,722
$ 34,432,928
02/2023 - 01/2024

Cash forecast


Cash in hand
Free cash flow to equity
25.0M
20.0M
15.0M
10.0M
5.0M
0.0
-5.0M
-10.0M
-$ 2,069,746
-$ 2,069,746
02/2021 - 01/2022
-$ 6,538,260
-$ 4,468,514
02/2022 - 01/2023
$ 18,341,662
$ 24,879,922
02/2023 - 01/2024

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Valuation

The pre-money valuation displayed below is the result of the weighted average of different methods. The use of several methods is a best practice in company valuation, as looking at the business from different perspectives results in a more comprehensive and reliable view.

These methods are compliant with IPEV (International Private Equity Valuation) Guidelines and each of them will be explained in more detail in the following pages of the report.

More information on the weights can be found in the Appendix.



Low Bound
$ 132,172,000

Pre-money valuation
$ 154,432,893

High Bound
$ 176,694,000

5 Valuation Methods

$ 6,599,755	$ 5,503,778	$ 205,966,328	$ 94,465,181	$ 240,957,233
Scorecard	Checklist	Venture Capital	DCF with LTG	DCF with Multiples

Method weights

6%	6%	16%	36%	36%

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Qualitative methods
Scorecard Method: $ 6,599,755

This method was conceived by William H. Payne of Ohio TechAngels group and endorsed by the Ewing Marion Kauffman Foundation. The valuation of the startup depends on how different this is from the assumed average of a set of comparable companies from the same region.

Startups' qualitative traits are divided in 6 criteria, compared with the assumed traits of the average company, and given a score according to whether it over- or under-performs the assumed average company. These scores are multiplied by weights that represent the impact of the criteria on the valuation. The sum of these weighted scores multiplied by the average valuation leads to the company's pre-money valuation.

Normalized scores of the company for each criteria



78.58 %	33.34 %	70.84 %	-30.00 %	75.00 %	100.00 %
Strength of the team	Size of the Opportunity	Strength and protection of the product/service	Competitive Environment	Strategic relationships with partners	Funding required

⫯⫯⫯ Parameters

Average valuation (United States): $ 3,918,222

Weights of the criteria

Strength of the team: **30%**

Size of the Opportunity: **25%**

Strength and protection of the product/service: **15%**

Competitive Environment: **10%**

Strategic relationships with partners: **10%**

Funding required: **10%**

FP: **truCrowd**

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

VC Method
Premoney Valuation: $ 205,966,328

The VC (Venture Capital) method is one of most common approaches among financial practitioners in the private company market. The startup is given the valuation that will grant investors a predetermined return at the exit.

The potential exit value of the company is computed with an industry-based EBITDA multiple. The valuation is equal to this value discounted by a required ROI (Return On Investment). This depends on the startup's stage of development, higher for early stage riskier companies, lower for more mature ones. It is the minimum rate that will allow investors to have positive returns from portfolios where most companies fail and gains come from a selected few.



-$ 2,055,500	-$ 3,039,102	$ 34,432,928
02/2021 - 01/2022	02/2022 - 01/2023	02/2023 - 01/2024



$ 34,432,928
Last Year EBITDA

×

19.63
EBITDA multiple

$ 675,845,846
Last Year Exit value

48.60 %
Annual Required ROI

$ 205,966,328
Premoney Valuation

Parameters

Industry Multiple: **19.63**

Annual Required ROI: **48.60 %**

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

VERY HIGH END VALUATION THAT REQUIRES ALL FUNDING ROUNDS AND PERFECT EXECUTION.



No Limit Technology Holdings, Inc Valuation Report — DCF Methods

DCF with Multiples: $ 240,957,233

The DCF with Multiple assumes the TV (Terminal Value) is equal to the exit value of the company computed with an industry-based EBITDA multiple.

Free cash flow to equity			
	-$ 2,069,746	-$ 4,468,514	$ 24,879,922
EBITDA	-$ 2,055,500	-$ 3,039,102	$ 34,432,928
	02/2021 - 01/2022	02/2022 - 01/2023	02/2023 - 01/2024

$ 34,432,928 — Last Year EBITDA
× 19.63 — EBITDA multiple
$ 414,293,504 — Terminal value

12.49 % — Discount rate

19.11 % — Illiquidity discount

$ 240,957,233 — Premoney Valuation

 **Parameters**

EBITDA multiple: 19.63
Illiquidity discount: 19.11 %

Discount rate
Risk free rate: 1.82 %
Beta: 2.05
Market Risk Premium: 5.20 %

Survival rates
Year 1: 79.60 %
Year 2: 68.80 %
Year 3: 61.30 %

NoLimit Technology Holdings Inc

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Financial Projections
Profit & Loss

The profit & loss projections are displayed below. Data about revenues and operating costs are provided by the company. Depreciation and amortization, interest, and taxes are either provided by the company or estimated by Equidam. Please consult our methodology document for more details.

	02-2020 - 01-2021	02-2021 - 01-2022	02-2022 - 01-2023	02-2023 - 01-2024
Revenues	-	181,000	16,238,849 +90X	91,646,650 +6X
Cost of Goods Sold	-	2,236,500	19,277,951 +9X	57,213,722 +3X
Salaries	-	-	-	-
Operating Expenses	-	-	-	-
EBITDA	-	-2,055,500	-3,039,102 -48%	34,432,928 -
Ebitda margin	-	-	-	37 %
D&A	-	29,536	2,649,885 +90X	14,955,069 +6X
EBIT	-	-2,085,036	-5,688,987 -173%	19,477,859 -
Ebit margin	-	-	-	21 %
Interest	-	-	165,580	688,640 +4X
EBT	-	-2,085,036	-5,854,567 -181%	18,789,219 -
Taxes	-	-	-	2,929,396
Nominal tax rate	-	27 %	27 %	27 %
Effective tax payable	-	-562,960	-1,580,733	5,073,089
Deferred tax assets	-	562,960	2,143,693	-
Net profit	-	-2,085,036	-5,854,566 -181%	15,859,822 -
Net profit margin	-	-	-	17 %

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Cash Flow

The cash flow projections are displayed below. Capital expenditure, debt at the end of the year, and equity fundraising are provided by the company. Account payables, account receivables, inventory and D&A are either provided by the company or estimated by Equidam based on the average percentage of revenues for public companies in the company's industry.

	02/2020 - 01/2021	02/2021 - 01/2022	02/2022 - 01/2023		02/2023 - 01/2024	
Net profit	-	-2,085,036	-5,854,566	-181%	15,859,822	-
Change in Working Capital	-	14,246	1,263,833		5,934,969	
Working capital	-	14,246	1,278,078	+90X	7,213,048	+6X
Account Payables	-	14,246	1,278,158		7,213,499	
Account Receivables	-	21,518	1,930,563		10,895,459	
Inventory	-	6,973	625,672		3,531,087	
D&A	-	29,536	2,649,885	+90X	14,955,069	+6X
Capital expenditures	-	-	-		-	
Change in outstanding debt	-	-	-		-	
Debt at the end of the year	-	-	-		-	
Free cash flow to equity	-	-2,069,746	-4,468,514	-116%	24,879,922	-
Equity fundraising	-	-	-		-	
Free cash flow	-	-2,069,746	-4,468,514	-116%	24,879,922	-
Beginning of the year cash	-	-	-2,069,746		-6,538,260	-216%
End of the year cash	-	-2,069,746	-6,538,260		18,341,662	

All numbers in $

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Reg CF Fundraising

The Nevada company will be formed to raise money via a Crowdfund campaign starting with a Ref CF round 1.

Next steps

1.   Form Nevada Holding company and Crowdfund a Reg CF placement, with a Round 1 total of $106,800. 10.17% of the company will be sold during Round 1, at a $1.050 M company valuation. 3,560,000 shares will be sold.

2.   Form Curacao subsidiary company and operate current platforms (Fantasy Sports and Poker) with new funding, as they migrate to the new company.

3.   Finalize deals with providers for the Live Casino, SportsBook, and skill game platforms (currently BetConstruct.com).

Financial Rounds and use of funds

Round 1: Reg CF #1: $106,800 | Company valuation: $1,050,000 (Stock locked 1 year)

- Live Online Casino and Non-USA sports book license purchase
- Curacao Company, and acquisition of gaming and crypto licenses
- Improvement on all of our existing platforms
- Developing the No Limit Betting Protocol
- Prepare package for future funding rounds
- Start application process for US sports betting license in at least 1 state
- Pay $25,000 to No Limit Fantasy Sports, LLC for the asset transfer as a first payment

Further rounds will allow us to achieve the below targets.

Round 2:

- Continue development of the platforms

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

- Build staff
- Hire marketing agency
- Prepare round 3 raise
- Pay for USA compliant Sports book from BetConstruct.com
- Apply for more USA sports betting licenses
- Pay $50,000 to No Limit Fantasy Sports, LLC as part of the platform transfer agreement.

Round 3:

- Continue development of the platforms
- Build staff
- Hire marketing agency
- Prepare Reg A+ Raise
- USA compliant Sports book and apply for US licenses
○ Pay $430,000 to No Limit Fantasy Sports, LLC as part of the platform transfer agreement, as described.

Round 4:
- Direct competition with Draft Kings by investing major funds into marketing.
- Continue development

OFFERING STATEMENT

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Financial Projections

Revenue Projections

Player acquisition cost: $150 per player

Profitability per player : $30 per month

Year	Revenue	Expenses	Net
2021	$181,000	$2,236,500	-$2,055,500
2022	$16,238,849	$19,277,951	-$3,039,101
2023	$91,646,650	$57,213,722	$34,432,928
2024	$328,863,898	$170,664,732	$158,199,167

Full financial spreadsheet linked below:
Projections are based on the assumptions that all funding and other goals will be met. It is not a guarantee, but merely a projection if all goals are met:

https://nolimittechnologyinc.com/Financial_Projections_NLTH.pdf

Profit margins per platform

1. Fantasy Sports 5-10 % avg 8%
2. Sports betting 3-10 % avg 7%
3. Live casino .5% avg .5%
4. Poker 1-3 % avg 2%

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Player Acquisition Costs

Player acquisition costs vary from platform to platform and can range from as low as $5, to as high as $150. Efforts are being made (through groups) to bring large player groups, which would significantly lower the acquisition cost.

USA Sports Betting Licenses

The first US sports betting licenses will cost at least $150,000 per state, which means we will need at least 2 rounds of funding to complete the first license. Even if a license is achieved, a deal with a land based casino as a partner is required. Future licenses can cost as high as $10,000,000 and require the completion of further funding rounds to reach more US states. There is no guarantee licenses will be secured.

Other International Gaming Licenses

There are other jurisdictions that would be beneficial for the company to establish licenses, such as Malta, UK and others.

We are now able to operate DFS in 25 states, and require state licensing for DFS in the rest of the states.

Source : https://www.legalsportsreport.com/daily-fantasy-sports-blocked-allowed-states/

How do shareholders make money, and when do they get paid?
It is expected that profitability will take at least 2 years, and growth requirements make it difficult to determine when profits will start to be distributed to shareholders. Multiple exit strategy scenarios could provide shareholders with an exit, including profitability and dividends, potential acquisition by another company, or the listing of our company in US public markets, such as NASDAQ.

US States Where Online Poker Is Legal:

New Jersey, Nevada, Pennsylvania, and Delaware.

New Jersey Sports License Forms

https://www.nj.gov/oag/ge/forms.html

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Colorado Sports License Forms
https://www.colorado.gov/pacific/enforcement/licensed-sports-books-and-operators

Colorado Sports Gambling Laws
Here is a link to the constitutional amendment for Colorado that legalized sports gambling:

https://www.colorado.gov/pacific/sites/default/files/Act%20Book%202020%20SB%20Update%20DR%209100.pdf

The first 2 states we will apply to are Colorado and Tennessee.

No Limit Technology Roadmap


NoLimit Technology Roadmap
ERC-20 & BSC MIGRATION
- Launch NLC ERC-20 & Binance Smart Chain migration phase 1
- ERC-20 & BSC migration swap starts end of March
Q1 2021
CROWDFUND
Crowdfund round 1
PANCAKESWAP
- Launch trading on PancakeSwap
- Hire marketing agency
Q2 2021
ERC-20 & BSC MIGRATED
NLC ERC-20 & BSC migration, DEFI integration and NLC ERC-20 & BSC wrapper complete
PLATFORMS
Relaunch fantasy sports and poker platforms
DEV TEAM
Form development team for sports betting protocol
LICENSES
- Apply for US sports betting licenses
- Establish Curaçao gaming license
CROWDFUND
Crowdfund round 2
MARKETING
- Launch marketing via ad agency
- List NLC ERC-20 in more exchanges
BETTING PROTOCOL
- Sports betting protocol and Polkadot integration
- Wholesale exchange beta deployment
Q3 2021
SPORTSBOOK
- International sports book & live casino deployed
CASINO
NFL SEASON
NFL 2021 season starts
CROWDFUND
- Crowdfund round 3 or acquisition by SPAC
- Apply for additional sports and DFS licenses across the USA
Q4 2021
MALTA LICENSE
- Establish Malta gaming license
- Increase marketing
US SPORTSBOOK
- US sports book test deployment
- Sports betting protocol production deployment
Q1 2022
Q2 2022
- US sports book deployment to first US certified states

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500,000**	**$75,000**	**$69,000**
Maximum Amount	**3,560,000**	**$106,800**	**$98,256**

No Limit Betting Protocol Trailer Video


NO★LIMIT
BETTING PROTOCOL

https://youtu.be/I81XI_yjFfE

FP: truCrowd

NoLimit Technology Holdings Inc

OFFERING STATEMENT

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500,000**	**$75,000**	**$69,000**
Maximum Amount	**3,560,000**	**$106,800**	**$98,256**


Binance
Smart Chain


PancakeSwap

Binance Smart Chain Migration

Recent months have seen a spike in fees on Ethereum's ERC-20 protocol. This has made it very expensive to do swaps on Uniswap, and to farm Uniswap LP (Liquidity Provider) tokens. At the same time, Binance has successfully deployed their own smart chain (Binance Smart Chain), which is fully compatible with Ethereum's Solidity programming language. BSC aims to resolve the high fee issues on Ethereum, which it does. For this reason, we have chosen to move to BSC instead of the ERC-20 protocol for now. Ethereum 2.0 will likely fix the fee issues currently present on their network, and when that happens, we will also deploy on Ethereum and list NLC on Uniswap.


BINANCE SMART CHAIN
ECOSYSTEM
PancakeSwap
DEX'S
MORE
EXCHANGES
BSC / ETH
WALLETS
DEFI NLC
FUNDS

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

NoLimitCoin Betting Protocol



No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500,000**	**$75,000**	**$69,000**
Maximum Amount	**3,560,000**	**$106,800**	**$98,256**





WHOLESALE BETTING EXCHANGE - ERC20
Chainlink
BETTING PROTOCOL
Fees
Bettor A
Bettor B
Locked Tokens in Bet
Fees to Game Publisher
Fees to DEFI Funder
NOLIMIT
CASINO
SPORTSBOOKS
ONLINE CASINOS
BETTING EXCHANGE MARKET SET BY MEMBERS
ethereum
tether
BETTING EXCHANGE OFFERS SPORTS BETS IN ANY ERC20 TOKEN.
FEES FROM 0.5% DOWN TO 0.05% PAID IN NOLIMITCOIN

NoLimit Technology HOLDINGS Inc

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Online Gaming Markets

The online gaming and sports betting industries have achieved substantial recognition in the last few years. The rising attention levels have further enabled exponential growth in the online gaming markets. Furthermore, global conditions such as the COVID-19 pandemic have escalated the growth of the online gambling markets.

Sports betting continues to witness exponential growth, with billions of dollars invested in the space. The sports betting market is currently worth $100 billion. For a long time, the market has continued to be dominated by DraftKings, a prominent player in the sports betting industry with a market cap of $18 billion. Moreover, the industry has achieved considerable growth since countries began to legalize the activity and market of sports betting. In some countries, there are also various legal online betting platforms, which will supplement the sports betting market's growth in the near future.

Similar to DraftKings, which currently dominates 4 states, NLC is focused on building an ecosystem that will operate across the globe by applying for licenses in various countries.



NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

The online gambling market's size has considerably evolved in the last five years. Research suggests that the online gaming market has increased from $4.2 billion in 2016, to more than $300 billion in 2018, in the United States alone. These figures are expected to grow at an exponential rate in the upcoming years.

As per market statistics, the online gaming market was valued at $151 billion in 2019, and is expected to grow at a CAGR of 9.17% over the forecast period of 2020-2025. Another report states that the online gambling market is expected to nearly double by 2023. As per this analysis, the online gambling market's size will reach nearly $100 billion by 2023. Moreover, some studies also show much more substantial growth in the next five years. As per a market report, the online gaming market is expected to grow at a CAGR of 16.5% from the duration of 2020 to 2026.

This has led to the development of online casinos offering multiple games to players and gamblers. However, traditional online casinos are highly centralized and controlled by intermediaries. As the online gaming platforms are centralized, they charge high fees to the players. Moreover, there is a lack of transparency, as well as trust, between a player and the gaming platform. This leads to the development of unfair practices, lack of proper tools to vet gaming results, multiple intermediaries taking a cut from player's money, and therefore an undesirable experience in the gaming ecosystem.

We plan to revolutionize the online gaming experience by leveraging advanced tools of blockchain technology, to enable an optimal experience for the multiple stakeholders of the gaming ecosystem. With this purview, we have introduced the NLC Betting Protocol, an innovative system that provides an optimal experience for multiple stakeholders, using a network of smart contracts.

FP: truCrowd

NoLimit Technology Holdings Inc

OFFERING STATEMENT

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

NLC Betting Protocol (Patent Pending)


NO★LIMIT
BETTING PROTOCOL
Fees
Bettor A
Bettor B
Locked Tokens
in Bet
Fees to
Game Publisher
Fees to
DEFI Funder

The NLC Betting Protocol aims to revolutionize the gaming and gambling ecosystems by providing the best experience to gamers, developers, and users of the NLC network. It leverages the best features of multiple blockchains, including Ethereum and Polkadot, to enable access to a fair, trustless, transparent, and innovative experience.

The protocol intends to remove intermediaries and centralized organizations, to facilitate a direct arrangement between multiple stakeholders of the online gambling network. Moreover, the protocol brings efficiency to the ecosystem by lowering the fees and enabling near-instant transactions.


OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

NLC Betting Protocol leverages a smart contract mechanism to bind the stakeholders in a five-way contract. The funds of an individual bet are locked inside a trustless smart contract network, such that the smart contract code automates the process of distribution to stakeholders in a fair and transparent manner.

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Inventor

Rafael Groswirt

Los Angeles, CA

3/16/2021

Atth: USPTO

Provisional patent application

Invention name:

Sports Betting Smart Cryptocurrency Protocol

Inventor: Rafael Groswirt

Assignee: No Limit Technology Holdings, Inc.

Original art claim:

1. The method of determining the correct odds and rate
   when fiat currency contests and crypto currency
   contests are combined. This includes price discovery
   and the use of multiple currencies including crypto
   currencies to achieve the desired transaction between
   two parties wishing to place a sports bet with each
   other with the introduction of a flexible line and
   odds known as an exchange. The original art claimed by
   the inventor is based on the method of using a
   trustless smart contract combined with real world

1407 foothill Blvd #305

La Verne, CA 91750

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

The No Limit Betting Protocol- A provisional patent application has been filed for the betting protocol:

Page 1 of 2

uspto UNITED STATES PATENT AND TRADEMARK OFFICE

P.O. Box 1450
Alexandria, VA 22313 - 1450
www.uspto.gov

ELECTRONIC PAYMENT RECEIPT

APPLICATION # 63/200,587	RECEIPT DATE / TIME 03/16/2021 03:48:19 PM ET	ATTORNEY DOCKET # -

Title of Invention

Sports Betting Smart Cryptocurrency Protocol

Application Information

APPLICATION TYPE	Utility - Provisional Application under 35 USC 111(b)	PATENT #	-
CONFIRMATION #	1649	FILED BY	Rafael Groswirt
PATENT CENTER #	60161104	AUTHORIZED BY	-
CUSTOMER #	–	FILING DATE	-
CORRESPONDENCE ADDRESS	Rafael Groswirt 1407 Foothill Blvd 305 La Verne, CA 91750 US	FIRST NAMED INVENTOR	Rafael Groswirt

Payment Information

PAYMENT METHOD CARD / 1457	PAYMENT TRANSACTION ID E20213FF50542048	PAYMENT AUTHORIZED BY Rafael Groswirt

FEE CODE	DESCRIPTION	ITEM PRICE($)	QUANTITY	ITEM TOTAL($)
2005	PROVISIONAL APPLICATION FILING FEE	150.00	1	150.00
			TOTAL AMOUNT:	**$150.00**

This Acknowledgement Receipt evidences receipt on the noted date by the USPTO of the indicated documents, characterized by the applicant, and including page counts, where applicable. It serves as evidence of receipt similar to a Post Card, as described in MPEP 503.

New Applications Under 35 U.S.C. 111

If a new application is being filed and the application includes the necessary components for filing date (see 37 CFR 1.53(b)-(d) and MPEP 506) a Filing Receipt (37 CFR 1.54) will be issued in due course and the date shown on this Acknowledgement

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

NLC In Polkadot Ecosystem

The NLC migration will allow stakeholders to retrieve the best features from the Ethereum and Polkadot blockchain networks. The migration will enable the existing chain to bridge with the ERC ecosystem, along with a bridge to the Polkadot ecosystem, to perform the advanced smart contract operations of the betting protocol. Tokens will enter and exit the DOT parachains, and move back to the ERC wallets seamlessly. The bridges will also facilitate interaction with multiple swap platforms in the DeFi ecosystem. With Polkadot, the pace of innovation for the NLC Betting smart contract protocol can be significantly accelerated.

The NLC Betting Protocol is the heart of an ecosystem that will interact with the Polkadot network. The Polkadot network enables the development of the NLC Betting Protocol's smart contracts, which will reside on Polkadot's substrate network. This will further allow us to perform multiple on-chain activities using the network of parachains of the Polkadot ecosystem. Moreover, with the Polkadot ecosystem, the on-chain activities will be much more viable, incur low transaction fees, and won't be susceptible to the bottlenecks of Ethereum.

1.   **The current NLC2 coin and chain will continue to operate through 2021. During the two-way wrapper period, the original coin will be transferable to the ERC-20 chain and back using NLCSwap.com.**

2.   **During the two-way conversion period, a portal will mint one NLC ERC-20 token when an NLC2 coin is received, and inversely one NLC2 coin when one NLC ERC-20 token is returned. This process uses smart contracts similar to Wrapped Bitcoin.**

Wrapped Bitcoin

To leverage the benefits of Bitcoin in decentralized finance and other applications, a concept of Wrapped Bitcoin is introduced. Wrapped Bitcoin (WBTC) refers to tokenized Bitcoin on the Ethereum blockchain. Each WBTC is backed by an actual Bitcoin (BTC) with its smart contract designed such that the value of one WBTC equals one BTC.

FP: truCrowd

NoLimit Technology Holdings Inc

OFFERING STATEMENT

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500,000**	**$75,000**	**$69,000**
Maximum Amount	**3,560,000**	**$106,800**	**$98,256**


WBTC
DO MORE WITH YOUR BITCOIN
Wrapped Bitcoin delivers the power of Bitcoin with the flexibility of an ERC20 token
WBTC is the first ERC20 token backed 1:1 with Bitcoin. Transparent, 100% verifiable, open and community led.

Wrapped Bitcoin provides the opportunity to leverage the best out of two protocols, i.e. Bitcoin's price value and Ethereum's programmability. This further allows an individual to leverage their Bitcoins for different applications of decentralized finance or DeFi. WBTC is an ERC-20 token that can be easily integrated into Ethereum's dApps, DeFi protocols, and smart contracts. Moreover, WBTC provides the liquidity of Bitcoin into DeFi protocols, and thus creates an opportunity to provide Bitcoin's liquidity as collateral for borrowing assets.

Wrapped Bitcoin Website
https://wbtc.network/

Although launched in January 2019, Wrapped Bitcoin witnessed an exponential growth in the second and third quarters of 2020. In October 2020, the Bitcoin locked on the Ethereum blockchain reached $1 billion. In November 2020, it had more than $2.1 billion in locked Bitcoin, ready to explore the DeFi protocols built on the Ethereum blockchain network.

https://coinmarketcap.com/currencies/wrapped-bitcoin/

The NLC Betting Protocol smart contract uses the smart contracts of Wrapped Bitcoin to leverage the advantages of the ERC-20 ecosystem. A user receives one NLC ERC-20 token in exchange for one NLC2 token. Each NLC ERC-20 token is backed by an equivalent amount of NLC2 token through the mechanism of smart contracts. The automated contracts ensure that the value of one NLC ERC-20 token is pegged to an NLC2 token. The NoLimitCoin protocol leverages Wrapped Bitcoin smart contracts, so as to ensure a resilient process of tokenizing the NLC2 coin on the Ethereum blockchain. The ERC-20 ecosystem will also open up new methods for the NLC coin to interact with other applications, smart contracts, and protocols of the Ethereum blockchain network.

https://github.com/WrappedBTC/bitcoin-token-smart-contracts

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

3.   **NLCSwap.com and the NoLimitCoin Web Wallet will serve as the central portal for the coin conversion process. It will manage the conversions, token minting, and burning that will maintain continual circulation over the multiple-chain scenario (NLC2 and Wrapped NLC token).**

4.   **By creating an NLC ERC-20 token, users gain immediate access to the existing ERC-20 ecosystem. NLCSwap.com will serve as the central point of exchange between the token and the NLC platform. In 2022, the two-way process will be discontinued and all remaining NLC2 coins will move to the ERC-20 token. By creating the wrapper, we can incrementalize the move over a one-year period to allow for a seamless transition.**

5.   **The ERC-20 ecosystem will enable interoperability with marquee wallets such as UniSwap, Ledger, Tezos, Metamask, and others. NLC will become more widely accessible through both decentralized (DEX) and centralized exchanges, as well as ERC-20 gaming decentralized applications (dApps).**

OFFERING STATEMENT

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256


ERC-20 ECOSYSTEM
UNISWAP
DEX'S
MORE EXCHANGES
UNISWAP
DEFI NLC FUNDS
ERC-20 WALLETS

DeFi Industry

The DeFi industry has exploded with new applications and protocols serving different use-cases. The DeFi space has grown from $1 billion in February 2020, to more than $13 billion in November 2020. One of the emerging applications of DeFi is decentralized exchanges (DEXs). Decentralized exchanges facilitate the trading of cryptocurrency assets without any central entity or intermediary organization. These platforms are built on blockchain networks and operated through smart contracts.

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Uniswap Decentralized Exchange

The popularity of decentralized exchange networks has subsequently raised the aggregated trading volume on these platforms. The aggregated trading volume on DEXs grew from $5 billion in July 2020 to more than $25 billion in September 2020. The trading volumes on decentralized exchanges grew by more than 1,132% in the second and third quarters of 2020. Some of the advantages offered by DEX platforms include easy accessibility, yield farming opportunities, transparent operations, and lower fees.



Uniswap is a leading decentralized exchange, accessed for trading cryptocurrency assets. The trading volume on Uniswap grew from $1 million per day in June 2020 to nearly $1 billion per day in September 2020. It accounts for more than 50% of the aggregated trading volume performed on DEXs. Uniswap accounted for more than 65% of the total trading volume on DEXs in September 2020. Moreover, Uniswap's trading volume surpassed one of the most prominent cryptocurrency exchanges in September 2020.

6.   Access to more exchanges, starting with UniSwap, will make NLC a widely accessible coin.

7.   Creating an ERC-20 bridge to the Polkadot (DOT) parachain will enable access to the Polkadot network and parachains, including the DOT smart contract operations, while off the ERC-20 chain. The DOT parachain will be used as an ERC-20 sidechain to execute complex smart contracts, and perform many on-chain acts. For example, burning coins when fees are collected can be difficult to do on an ERC-20 chain if they are less than one U.S. cent. The DOT parachain enables sidechains to allow for minute, but essential tasks in perpetuity.

Polkadot is an open-source interoperability relay system between independent chains. It allows siloed chains that operate on their own, to access larger, more widely-used, or more secure chains and services like data oracles from Chainlink, NXM smart contract insurance contracts, EOS, Tron, and others, through existing and newly-created Polkadot bridges called 'parachains.'

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

This process is similar to having NLC wrapped in DOT. Going forward, NLC will have the capability to be traded on all DEXs, beyond just NLCSwap.com.



What is Polkadot?

Polkadot is an open-source blockchain project that enables separate blockchains to become interconnected by Polkadot's application-specific sub-chains called "parachains." The Polkadot project was founded by the Web3 Foundation, a Swiss Foundation that facilitates and supports building blocks for a user-friendly decentralized web. Polkadot's network and market value is supported by its native "DOT" token which has three primary objectives: network governance, token staking, and bonding.

Polkadot looks to build a decentralized web that empowers users. The network is built to connect private and consortium chains, public, and permissionless networks, oracles, and other

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

applications yet to be built. Polkadot's decentralized platform aims to provide an interview that allows independent blockchains to trustlessly exchange information and transactions over Polkadot's relay chain.



Polkadot.

The Web3 Foundation partners with other entities to help build Polkadot and develop other Polkadot-based applications. The Web3 Foundation also provides grants for the development of Polkadot, as well as fosters synergies between different entities and interested developer groups.

How Does Polkadot Work?

- **Scale:** Polkadot is a sharded multichain network, which allows it to process many transactions across several chains simultaneously. This parallel transactional processing enables scalability. Sharded chains on the Polkadot network are called "parachains" because they operate on the network in parallel to each other.
- **Specialization:** Each blockchain on Polkadot can craft a specific design optimized for a specific use case. Through building on the Substrate development framework, developer teams can create and customize their novel blockchain faster and more effectively.
- **Interoperability:** Networks and applications on Polkadot can exchange information, transactions, and services similar to apps on a smartphone. Polkadot provides interoperability and cross-chain communication, allowing users to send and receive information between chains.
- **Governance:** Users and communities on Polkadot can customize their blockchain's governance to their needs and, of course, vote on issues that relate to the blockchain's rules and protocols. These models can be upgraded as the network evolves and the platform's ecosystem changes over time.
- **Upgrade:** Polkadot enables forkless upgrades, allowing blockchains to evolve and adapt as new technologies or applications become available.

8. Use DOT as a sidechain to ERC-20.

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

The Polkadot protocol allows interoperability between its network and other blockchain networks. The NLC protocol plans to leverage this interoperability factor, to capitalize on the best features from the ERC-20 and DOT networks.

DOT chain will be used as a side chain for performing the operations within smart contracts. Moreover, this enables the processing of smart contract operations, without being subjected to the congestion and/or high transaction fees of the Ethereum blockchain. Tokens will only be moved back and forth once a user exits the game. Furthermore, the NLC landscape also allows users to seamlessly engage with tokens, without the need to manually conduct any operation.

The user can seamlessly connect and integrate their wallets with the DOT ecosystem without any hassle. All transactional operations will be conducted on the Polkadot network without any major transactional fees. At the same time, a user will receive their ERC-20 tokens in their wallet when a game is exited.

9.   The PolkaDot ecosystem will act as a bridge into larger chains for specific uses, such as ChainLink for real world data; NXM to establish smart contract insurance for big bets, and other chains to extend into their DEXs. The NLC protocol will begin on the Moonbeam parachain, which will run on DOT. Moonbeam is a layer-development language on its own parachain. Additionally, the DOT sister-chain 'Kusama' is used to test mainnet solutions before they move to DOT.

Moonbeam



NoLimitCoin leverages Moonbeam, a part of the Polkadot ecosystem, to provide developers with accessibility to the blockchain tools (such as smart contracts). It is a smart contract platform that provides alternatives to developers, so they can engage with familiar Ethereum development tools.

The Polkadot network uses the Substrate framework to build decentralized applications and smart contracts on its platform. However, the framework is a bit complex when it comes to defining rules for tokenomics of a protocol, governance, and incentive for nodes of the blockchain

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,500,000**	**$75,000**	**$69,000**
Maximum Amount	**3,560,000**	**$106,800**	**$98,256**

network. Moonbeam enables developers to build decentralized applications and smart contracts on the Polkadot ecosystem, by using familiar Ethereum development tools.

The mechanism enables a seamless and effective way to migrate the existing decentralized applications of Ethereum to the Polkadot ecosystem. Moreover, new decentralized applications can also be built using the development tools of the Ethereum blockchain. With Moonbeam, it becomes easier to engage in cross-chain interoperability to access applications of different blockchain networks.

NoLimitCoin can access the Moonbeam ecosystem to facilitate cross-chain interoperability between Ethereum and Polkadot networks. Moreover, Moonbeam enables access to users, assets, and the low transaction fees of the Polkadot ecosystem. These low fees enable decentralized applications like ours to become much more scalable. It will also allow NoLimitCoin to access Ethereum ecosystems, such as Metamask and Truffle.

NLC will start on the Parathread and eventually move to its own Parachain.

https://moonbeam.network/

ChainLink

Chainlink



Smart contracts are embedded codes that enable automated execution when certain conditions are met. For smart contracts to function in an automated manner, they require oracles to supply data in order for them to execute events. With the growing popularity of DeFi protocols, the need for off-chain data that supplies the required information to smart contracts became even more evident. ChainLink aims to incentivize data providers (oracles) to supply external information to smart contracts running on blockchain networks.

ChainLink acts as a bridge between data sources and smart contract networks, to further enable a smart contract to execute based on a reliable source of information. Every oracle within the Chainlink network is incentivized to provide accurate data, since a reputation score is assigned to

FP: ⬧ truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

each. Moreover, the network is incentivized through its native token, which is awarded to the nodes in exchange for supplying reliable information to smart contracts.

The Polkadot ecosystem has integrated ChainLink into its development infrastructure, to grant developers access to decentralized oracles. It has integrated with Substrate-based parachains to bring the network of oracles to the Polkadot network. This enables Polkadot developers to access ChainLink oracles for input and output events for their smart contracts. Decentralized oracles of ChainLink can run securely and reliably on the Polkadot network without the need to deploy any external oracles. This further eliminates the concerns of time-delays, unreliable data, the security of information, and additional expenses.

A ChainLink parachain would let Polkadot's parachains and dApps access virtually any external, real-world resource. This integration of ChainLink and Polkadot opens up a multitude of possibilities and use-cases for NoLimitCoin. This will allow NLC smart contracts to access the ChainLink protocol and utilize its oracle network. Polkadot will allow NLC to connect and interact with ChainLink's oracle technology, allowing NLC to access previously off-chain data on Link's network, particularly results of games, matches, or other events currently available for betting on NLC's platform.

By accessing the ChainLink mechanism, NoLimitCoin will have the ability to offer additional security and transparency guarantees to its users. This will provide NLC access to a secure, transparent, and fully automated oracle solution that supplies consistently accurate updates. Moreover, through ChainLink, NLC can apply the proven solutions of ChainLink oracles to its own ecosystem. The integration of ChainLink and Polkadot allows NLC to use all types of off-chain data, and systems, to trigger contract execution.

https://chain.link/

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Kusama Network



The Kusama Network, Polkadot's canary network, allows developers to detect vulnerabilities and weaknesses in how an application performs on the Polkadot ecosystem. It is an advanced testnet for developers to experiment with new features, and test them, before deploying on the Polkadot network.

The Kusama network provides developers with different tools for them to build an application, try DOT bridges, blockchain explorers, and others. The network maintainers of Kusama network help developers and new users engage with its ecosystem. It basically serves as R & D for a blockchain application before its actual deployment on the Polkadot platform.

The NLC platform plans to access the Kusama network tool as a part of the Polkadot ecosystem, to enable resilience in its application infrastructure. Moreover, this will help NoLimitCoin to explore vulnerabilities and weaknesses in its infrastructure before its actual deployment on the Polkadot network. It serves as a proving ground before NLC plans to deploy its parachain on the Polkadot network. It will also enable a real environment for NLC to test Polkadot's governance, staking, nomination, and validation functionalities.

https://kusama.network/

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Nexus Mutual



Nexus Mutual is a crypto-based product designed to protect users against smart code vulnerabilities. It uses the power of Ethereum to protect users against bugs or attacks in smart contracts. It offers investors the ability to cover against activities in the cryptocurrency ecosystem.

The coverage is done through its native token, NXM. Additionally, Nexus employs a mechanism to keep the price of the token balanced, so as not to create problems with the guarantee. Smart contract coverage decreases risk, by providing security against events like the DAO hack, or Parity multi-sig wallet issues. Since it is a decentralized network, claims payments are enforced by token driven economic incentives, rather than placing trust in an insurance company.

NLC uses Nexus Mutual to enable insurance coverage for big bets. It protects users against any potential vulnerabilities that could be exploited by hackers in a smart contract's code. NXM, the native token of Nexus Mutual, can be leveraged by NLC as smart contract insurance for sizable bets or large exchanges on a token swap. It does this by providing users of smart contracts with cover against smart contract failure in a decentralized fashion.

https://nexusmutual.io/

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

DOT Bridges

Blockchain bridges are technologically driven, diverse chains that can communicate with each other. The Polkadot ecosystem enables two types of bridges that can adapt and support external blockchains as well as smart contracts.

DOT bridges facilitate cross-chain interoperability between different blockchain networks, including Tron and EOS. These bridges also facilitate cross-chain interoperability, and interactions between different decentralized applications and smart contracts. These networks can communicate and integrate into the Polkadot ecosystem.



DOT bridges allow parachains and parathreads to connect and communicate with external networks like Bitcoin. Bridges expand the interoperability of the network. Taking advantage of the DOT bridges, NLC can have access to other blockchain ecosystems. This also enables NLC to leverage other decentralized exchange platforms apart from Uniswap, and gain wider access to the customer base of DeFi. DOT bridges will also allow tokens to be swapped from one blockchain protocol into another in a seamless manner.

As the DOT network matures, they will have their own DEXs and Swaps. NLC will integrate with these DEXs, in addition to UniSwap.

10. Casinos or any gaming platforms.

FP: truCrowd

NoLimit Technology Holdings Inc

OFFERING STATEMENT

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256


SPORTS BOOK
STAKING
DEFI RAKE FARMING
BETS

Initially, the platform will operate independently, but after a period of time, the token can be offered to outside betting game publishers through the use of a decentralized autonomous organization (DAO) on the NLC2 chain, to be reviewed and approved for use.

The NLC2 gaming platform offers three options:

- Staking
- Investing in a DeFi fund through Rake Farming
- Betting on the platform

Staking

The current staking percentage in NLC2 is 4%. While migrating to the ERC-20 token, the current nodes holding the coins will not be required to perform staking operations anymore. By terminating the staking operation, we essentially want to eliminate the inflation rate to zero. Eliminating the inflation will benefit the chain in long-term value.

In exchange for the 4% that was paid to nodes for staking in the NLC2 chain, we will compensate the stakeholders by paying them in the following manner. In the first year, the stakeholders will receive 20%, in the second year 15%, in the third year 10%, and so on and so forth. In a duration of five years, this will be subset to zero.

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

11. Staking Rewards


STAKING REWARDS
20%
15%
10%
5%
0%
Year 1 Year 2 Year 3 Year 4 Year 5

By ending staking after 5 years, we reach the full deflationary moment where no more coin is created via staking. Furthermore, anywhere from .05% to 1% of fees will be burned through the use of APIs. The exact amount of fees burned will be determined by governance (community vote), and also by the total amount of daily bets on our network. Staking will be supported via MetaMask's web wallet, Ledger's and Trezor's hardware wallets, or any other ERC-20 wallet.


Staking and Fees of burn from bookies cut
Staking
Fees of burn and from publisher cut
0.4
0.3
0.2
0.1
0.0
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Year

By the end of 2025, as the staking rewards will reach zero, there will be a substantial rise in the fees burnt. The 1% burn will accumulate in value with each passing year. As the circulation of the

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

token is reduced, there will be an equivalent rise in its value. As the distribution reduces, the price of NLC token should subsequently rise.

DeFi Funding through Rake Farming

Sports bets will be limited to the amount on deposit with the sports platform providers. Because a no-risk model is used, the company is limited by the amount of capital available to take bets. In turn, investors will be offered the opportunity to self-fund liquidity via Rake Farming (RF). The terms of RF offered are flexible.

Through the smart contract betting protocol, a decentralized autonomous organization will be managed which offers benefits in a five-way contract. One group of stakeholders that can leverage the benefits of the smart contract, is publishers seeking liquidity for funding of their games.

For example, No Limit Fantasy Sports offered 50% of fees at the start to gain immediate access to funding. Therefore, a profit of 3% on a bet would be equally split, leaving 1.5% for the DeFi fund. Offers from game publishers will be reviewed for approval by a DAO of each fund. If approved, the capital raised is made available for betting and is considered risk-free, as a balanced betting book will be maintained with a guaranteed percentage model for the order flow. It is possible to make over 7% gross on sports betting. After sufficient actions on both sides are taken, the company can move to such a model to earn more on the bets in the longer-term.

Betting

When the coin is purchased to make a bet, the bet will land in a smart contract and the money is then released when the winner is declared. The NLC Betting Protocol ensures that coins are released to all stakeholders of the smart contract, as appropriate. Each time the betting API is used, up to 1% of the fees are burned directly on the parachain.

12.   The NLC Betting Protocol. This is the heart of our project and is designed to bring a trustless model to betting, where publishers with betting games can come and use the NLC token. They can even access our DeFi funds if they qualify for it, or if they are approved by the fund's DAO.

FP: truCrowd

NoLIMIT TECHNOLOGY HOLDINGS INC

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256



Once a bet is made, the NLC Betting Protocol smart contract locks the funds in a five-way contract. The five stakeholders/ participants of the smart contract protocol are as follows:

A.   Bettor A
B.   Bettor B
C.   Fees or rewards to NLC holders
D.   Fees to sports book operator
E.   Fees to DeFi funder

The funds are locked in the smart contract.

The operations of the NLC smart betting protocol, which integrates each of the stakeholders and rewards them, are as follows.

(a)   Bettor A is on one side of the bet.
(b)   Bettor B is on the other side of the bet.
(c)   Through the smart contract, the fees are paid back to the holders in the form of a burn, ranging from .05% to 1%. While the fee doesn't get sent directly to the holders, the value is returned to them indirectly by reducing the NLC token supply.

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

(d) The smart contract caters to the publishers that are willing to publish their game but lack a funding mechanism. The fund is operated through a decentralized autonomous organization to ensure transparency and trust in the funding mechanism.

(e) Fees to the game publisher. If 1% of fees got burned, the remaining 99% would come back to the publisher through the smart contracts network.

13. Funds will be offered for different platforms to investors, and will be aggregated or granularized for investors, to the point that an investor may only want to participate in a specific betting contest or casino table.


UNISWAP
DEX'S
MORE
EXCHANGES
ERC-20
WALLETS
UNISWAP
DEFI NLC
FUNDS

The DeFi funds will offer simple selections to investors, who will have the ability to direct the funds to different potential rake-producing games.

14. In 2022, we will end the 2-way swap from ERC-20 to NLC2. So holders will have 1 year to move their NLC coin to the ERC-20 token and even be able to trade back and forth.

Creating a WNLC or Wrapped NLC2 will enable immediate access to the ERC-20 ecosystem and eliminate the risk of losing accessibility and liquidity on exchanges. This transition will also allow users to store NLC on hardware wallets and the process can be implemented gradually. Phase 1 would keep both chains and as the token becomes more viable, parachains working and gas under control, then we can discontinue the old chain and continue growth. However, we will not discard the original chain just yet, as the modus operandi is cross-chain interoperability. Our

OFFERING STATEMENT

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

contention is to preserve the original chain as a backup and part of the system, and by creating a wrapped NLC, we can then access all blockchain ecosystems -- first ERC-20, then Moonbeam/Polkadot, and more.

Implementation of Smart Contract Betting Protocol

The multi-way smart contract betting protocol is set to be deployed in strategic phases. In the first phase, a prominent centralized platform (BetConstruct.com) will implement a traditional sports betting platform. However, in the first phase, the smart contract will not be leveraged.

In the second phase, a matching system with decentralized protocols and smart contracts will be developed. In this phase, the smart contract betting protocol will generate fees from the bets placed, and will distribute them to their respective stakeholders.

Role of Bookmakers in NLC Ecosystem

The NLC ecosystem also plans to integrate ‘bookmakers’ along with publishers and developers in the sports betting landscape. The decentralized autonomous organization will vet potential bookmakers, and vote to determine if they may enter the NLC ecosystem. Unknown publishers may need to offer an additional percentage of fees to leverage the NLC landscape for sports betting activities. Subsequently, a bookmaker needs to deposit an equivalent amount of his proposed betting limits. This can be done via direct deposits or from DeFi funds in exchange of fees.

For bookmakers looking to secure funding from the NLC ecosystem, they may access it via the DeFi funds. The bookmaker or developer needs to put in a proposition to the DAO, which will then result in voting. Also, the bookmaker will be able to accept bets in exchange for a percentage of fees. The decentralized protocol allows a bookmaker to directly access the NLC sports betting ecosystem without any intermediaries.

The gaming operator or bookmaker can take advantage of any of the four options offered on the NLC ecosystem.

1. A betting pool that offers a guaranteed 4% from any order flow without any risks to the principal amount.
2. An option of a traditional order book, balancing one action with another order book. Whilst this option carries a certain amount of risks in case of a large bet, there is an alternative to shift to the previous option. With this option, there is a potential of 5% net gains.
3. A combination of betting protocol and an outside order book to balance the book. The process can be automated along with setting limits.

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

		2,500,000 Shares of Common Stock at $0.03 per Share	
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

4.   When the betting protocol is used on both sides of the bet, the ideal and best-case scenario.

An operator or bookmaker can indulge in any of the options, and NLC will offset as per the option chosen. Moreover, this presents opportunities to the bookmakers, who often have to indulge in informal methods for sports betting. Furthermore, the NLC protocol presents opportunities for small operators to access and leverage the capital of the multi-billion dollar betting world.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

We may fail if our c• Crowdfunding for early stage companies is relatively new. Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

• Will there be sufficient market for our products and at what price point? We will only succeed if there is sufficient demand for our independent research. Subscribers must believe that our product enables them to make better investment decisions, enhances their knowledge of early stage investing, makes the investment and due diligence process more time efficient, and/or provides a more convenient investing experience. Moreover, they must be willing to continue to pay for subscriptions at a level that allows the company to generate a profit.

• This is a brand-new company. We were formed in 2021. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

• **We compete with other companies.** A number of competitors including DraftKings and many others exist that either provide online sports betting

• **We may not have enough funds to sustain** the business until it becomes profitable. Our ability to remain in business is reliant on raising additional capita. Additionally, even if targeted funds are raised, this endeavor depends directly on the ability of the company to raise funds via multiple rounds, at significant higher valuations ever round. There is no guarantee this can be achieved.

• **We depend on a small management team headed by the CEO Rafael Groswirt.** We depend on the skill and experience of team members hired by the CEO. If Regulation Crowdfunding is adopted quickly as a viable way to raise money and demand for our product is high, our ability to raise sufficient capital will increase and that would allow an expansion of staff.

• **Controlling stock.** Initially Rafael Groswirt will hold controlling stock, but as more stock is sold, the other voting stock will have more voting powers. Initially the CEO currently holds control voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Only after multiple rounds the controlling voting power Rafael Groswirt will be less than a controlling block. See shareholder agreement for stock ownership.

• **The company will need to raise additional money in the future.** We will not sell enough securities in this offering to meet our operating needs and fulfill our plans of the future and will only get us the platforms and other milestones listed throughout the documents, in which case if we cant raise additional capital or find a way to fund the operation we will cease operating and you will lose your investment. Of course Management will make every effort to stay in business and reach our goals and has a track record of maintaining a company open even during difficult times. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict and provided projections are only a "best case scenario" model. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms and even if we are targeting every round to be a multiple of the last, in order to reach the funding levels to be able to enter the US sports betting markets, there is no guarantee we can reach those valuation levels.

• **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

• **We could become subject to regulation.** Our business model involves providing retail investors with online gambling content powered by crypto.Since we do not offer investment advice or analysis nor make investment recommendations in our research reports, we have not registered as an investment adviser with any state or federal securities regulators. As crowdfunding grows, the SEC or other securities regulators may determine that firms such as ours that engage with crowdfunding investors should be regulated. If we do become subject to regulation, we do not know the time and expense it would take to manage compliance issues.

• **We may sell convertible notes in the future.** This many help us reach our funding potential and valuation targets by providing late round investors a more robust deal.

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your Investment.

General Risks Associated with an Early Stage Company

As a new company we have a limited operating history. The Company was organized on January 2021. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by prerevenue companies in early stages of development, particularly companies in highly competitive and regulated and evolving markets such as gambling and crypto. If we are unable to effectively allocate our resources and generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, In addition, we plan to significantly increase our operating expenses to:

● fully develop and broaden our technology and product offerings;
● acquire customers
● explore opportunities and alliances with other companies; and
● facilitate business arrangements.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of talented senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and

NoLimit Technology Holdings Inc

OFFERING STATEMENT

	2,500,000 Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail. Real estate is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:

- fully develop and enhance our smart second screen technology;
- develop and potentially license new solutions and technologies that address the needs of our prospective customers; and
- respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms (such as iPhones and other smart phones) used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:
- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources;
- loss of customers;

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Competitors develop and deploy superior technology and product offerings, and we expect that competition will intensify. Barriers to entry are relatively minimal, and competitors can offer products and services at a relatively low cost. We must compete for a share of a set base of players. Several companies offer competitive solutions that compete with our products and services. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our competitors may offer products or services that are superior to, or have greater market acceptance than, the solutions that we offer. If we are unable to compete successfully against our competitors and/or other products, we may fail.

We operate in intensely competitive and dynamic industries, and our ability to successfully competing and continuing to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely fashion. Development of new proprietary technology or products is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions or products on schedule, or at all, nor can we guarantee that such solutions or products will achieve market acceptance. Moreover, we cannot guarantee that errors will not be found in our new solution releases or products before or after commercial release, which could result in solution or product delivery redevelopment costs, harm to our reputation, lost sales, license terminations or renegotiations, product liability claims, diversion of resources to remedy errors and loss of, or delay in, market acceptance.

In addition to starting with no revenues from our products, in an effort to grow sales during start up years we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumers to use our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties. As our technology and products develop, we may become increasingly subject to infringement claims. We are developing proprietary technologies and leasing others, processes, software, and products relating to online games Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. Further, the nature of the second screen mobile accessories business demands that considerable detail about our innovative products be exposed to competitors. We also may license technology from third parties and it is possible that it could become subject to infringement actions based upon the technology licensed from those third parties. We will generally obtain representations as to the origin and ownership of such licensed technology; however, this may not adequately protect us. Any claims, whether with or without merit, could:

- be expensive and time-consuming to defend;
- cause us to cease making, licensing or using technology that incorporate the challenged intellectual property;
- require us to redesign our products, if feasible;
- divert management's attention and resources; and
- require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.

Operational risks. Vendors could fail or If any of our third party vendors or suppliers were to change product offerings, cease actively supporting our technologies, fail to update and enhance technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance and productions of our solutions, products and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property, components, or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property, components, or technology significantly increases, our expenses could increase, and our operating earnings, if any, could significantly decrease. In addition, interruption in the functionality or production of our solutions, products and services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions, products and services, and negatively affect our revenue and operating earnings.

Financial risks. The online gambling market is heavily regulated. In an economic down-turn or change in laws where we operate, could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Risks Associated with an Investment in Securities Best efforts offering. This Offering is being made on a "best efforts" basis with a minimum number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

There is a minimum $75,000 capitalization for this offering and investors' subscription funds will be used by us only after the target is reached. There is a minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

would need to be scaled down, and would have a material adverse effect on our business. If the minimum $75,000 is not reached the money will be returned and offering cancelled.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all shares offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees and require a simple majority vote to add stock.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Shares are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time and shares in the current round will have a 1 year lock-up period. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

● A private company will become subject to the Sarbanes-Oxley Act upon filing a registration
statement with the SEC in anticipation of an IPO.
● The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
● In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
● Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive –
can significantly slow the efforts of private companies such as the Company that may seek to
enter the public markets.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

 We are subject to government regulations.
Aspects of our business and our products will be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal gaming laws. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

Our future revenue and operating results are unpredictable and may fluctuate significantly.

It is difficult to accurately forecast MobileSpike revenues and operating results and they could fluctuate in the future due to a number of factors. These factors may include: MobileSpike' ability to develop and make profitable products; generate cash flow from consulting services; the amount and timing of operating costs; competition from other market participants that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. MobileSpike' operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

The nature of the Company's business strategy is high-risk.

Investment in the Company requires a long-term commitment with no certainty of return. The Company is in an industry that could experience financial difficulties, regulation and competition that may never be overcome. Since the Company's business involves a high degree of risk, poor performance could severely and adversely affect total returns.

The Company may encounter great difficulty or even a complete inability to develop and make suitable products.

An investor must rely upon the ability of management to make future decisions consistent with the Company's investment objectives and policies. Although the principals have had some success in the past, they may be unable to invest the Company's committed capital in a profitable manner or meet its business objectives. Shareholders will not have the opportunity to evaluate personally the relevant economic, financial, and other information that will be utilized by management in the deployment of capital.

Company may not be able to create and maintain a competitive advantage.

The potential markets for technical products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products, the introduction of new services and products, and changing customer demands. The Company's success could depend on the ability of management to respond to changing situations, standards and technologies on a timely and cost-effective basis. In addition, any failure by such management to anticipate or respond adequately to changes in technology and customer preferences and demand could have a material adverse effect on MobileSpike' financial condition, operating results and cash flow.

Our aggressive growth strategy may not be achievable.

For the foreseeable future, we intend to pursue an aggressive growth strategy for the expansion of our business, and our future operating results will depend largely upon our ability to adequately capitalize our company and develop successful products, find suitable investments and acquisitions, develop our business, build key relationships and successfully develop and manage our business. Our ability to grow will depend upon many factors, including our ability to identify and invest in businesses that have products and services that are in demand, to identify and enter new markets, and to obtain adequate capital resources on acceptable terms. Any limitations on our ability to accomplish any of these and other goals will have a material adverse effect on our business, results of operations, and financial objectives. There is no assurance that our operations will be successful or achieve anticipated or any operating results.

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Company may be unable to attract and retain qualified employees or key personnel.

Future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However company plans to secure director and officer insurance when such coverage is deemed financially prudent. Also, company future success may further depend on its' ability to attract and retain additional key personnel and third party contractual relationships. If it is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

Company does not plan to pay dividends to its shareholders in the near future and there is no guarantee when it can be profitable enough to distribute earning or even if it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

The principal investment objective of the Company is to make business profits that present opportunities for significant appreciation to the Company. It is anticipated that certain product research and development will be leveraged and will not provide the Company with any significant cash distributions until enough profit is generated for growth and distribution. Accordingly, the Company may not be able to pay dividends for the foreseeable future. There can be no assurance with respect to the amount and timing of dividends to the Company's shareholders, or that they will ever be made. The Company initially intends to retain cash from its operations to fund the development and growth of its business.

We will have broad discretion on how the net proceeds of this private placement are utilized.

The Company has broad discretion on how to allocate the proceeds received as a result of this private placement and may use the proceeds in ways that differ from the proposed uses discussed in this Offering Statement. If the Company fails to spend the proceeds effectively, our business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

We anticipate substantial competition.

We are aware of well established competitors within our industry. These entities are larger and have greater financial, managerial and other resources than we do. We believe that we will be able to compete with these entities primarily on the basis of our products, our small team, hands-on approach, the experience and contacts of our management and our responsive and efficient decision-making processes.

We will present only unaudited financial statements, which may not be reliable.

In addition to the unaudited financial statement presented with this Offering Statement, we expect to prepare financial statements on a periodic basis. The financial data presented with this Offering Statement has not been audited, certified, or reviewed.

Our pro forma financial statements rely on assumptions that may not prove accurate.

Certain pro forma financial information may be provided to prospective investors for illustrative and informational purposes only. In preparing the pro forma financial statements, we have made certain assumptions concerning our business and the market, which may not be accurate.

Investors may suffer potential loss on dissolution and termination.

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

Actual results may vary from any projection we present.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Our operating costs are unpredictable.

In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for MobileSpike or any of our products would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

We may not be able to protect our intellectual property.

We intend to explore options for protection of certain intellectual property, primarily in the form of trademarks and trade secrets but have not made any filings to date. We anticipate developing certain trade secrets and may handle trade secrets that are the property of others.

Incidents of hacking, identity theft or cyberterrorism may adversely impact our operations.

Our business operations are and will continue to be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The maintenance of our financial and other records is also dependent upon such technologies. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems or the systems of our products may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. Deliberate attacks on, or unintentional events affecting, our systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in our operations, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third party liability. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

We may not have adequate insurance.

Adequate insurance to cover product liability claims and other risks related to our business may not be available, or available only at an unacceptable cost. There can be no assurance that we will be able to obtain adequate insurance coverage or that it can be obtained at reasonable cost. As protection against such risks, we plan to secure and maintain insurance coverage against some, but not all, potential losses. Even if our insurance is adequate and customary for our industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Company commits to securing director and officer liability insurace.

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

There is significant risk associated with the Company's indemnification of affiliated parties.

Our Directors and executive officers will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as Directors and executive officers to the maximum extent permitted by US and Nevada law. Further, our certificate of incorporation and bylaws permit us to indemnify, to the fullest extent provided or allowed by law, our Directors and executive officers against damages that we or our shareholders incur in connection with our business. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. Our Directors and executive officers may not be liable to the Company or shareholders for any act or omission performed or omitted by them in good faith on our behalf and in a manner reasonably believed by them to be within the scope of their authority and in our best interests. The Company will be required to indemnify the officers of the Company and certain persons affiliated therewith for losses, costs, liabilities and expenses incurred by such parties in connection with the business of the Company and investment decisions made on its behalf, except for actions taken in bad faith or which constitute gross negligence or willful misconduct. Such liabilities may be material and may have an adverse impact on the returns to the shareholders unless insurance proceeds are available. The indemnification obligations of the Company will be payable from the assets of the Company.

Certain future relationships have not been established.

The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to Shareholders could be adversely affected.

Key Employees do not have Employment Agreements.

As of the date of this Offering Statement, none of the executive management are under employment contracts. It is anticipated that upon completion of this offering key personnel will enter into employment contracts with the Company. Members of the executive management team will take draws, from time to time, and executives will become salaried once the Company has raised sufficient capital.

The purchase price of the Shares has been arbitrarily determined and may not reflect their actual value.

The purchase price of the Shares has been arbitrarily determined and is not the result of arm's length negotiations. It has been determined primarily by our perceived working and investment capital needs and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared.

This private placement of Shares is being made in reliance on an exemption from registration requirements and there is no guarantee that we will comply with the regulatory requirements for such exemption.

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

This offering has not been registered under applicable Federal or state securities law in reliance on certain exemptions from registration requirements that we believe are available to us for this offering. The Shares are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth in this Offering Statement. However, there is no assurance that this offering will qualify for any such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution, or the existence of similar offerings we have conducted in the past or may conduct in the future. If the availability of these exemptions is challenged, our capital could be adversely affected. If the Company should fail to comply with the requirements of any such exemption, investors may have the right to rescind their purchases of Shares. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Shares will be offered without registration or qualification pursuant to a private offering or other exemption. If a sufficient number of investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and also the investment in the Shares by the remaining investors.

There is no public market for the Shares and you will have to hold your Shares indefinitely,
subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your common shares, or a sale of the business.
Currently, there is no public or other trading market for the Shares, and there can be no assurance that MobileSpike will be able to facilitate a private sale of your Shares or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Shares is of a long-term nature. Accordingly, purchasers of Shares will bear the economic risk of investment for an indefinite period of time.

Our Shareholders' Agreement imposes significant restrictions on transfer of Shares.
Investors that purchase Shares in this Offering will be required to become bound by our Shareholders' Agreement. A copy of the Shareholders' Agreement is available upon request from the Company. The Shares may be transferred only if certain legal requirements as well as requirements imposed by our Shareholders' Agreement are satisfied and only with our consent. The Shareholders' Agreement imposes certain requirements and restrictions on the ability of a shareholder to sell or transfer the Shares. Among other requirements, in most circumstances, the shareholder must first offer the Shares to the Company and then the other shareholders before the shareholder may transfer the Shares to a third party. Certificates representing the Shares will also bear a legend indicating that the Shares are subject to the restrictions on transfer imposed by the Shareholders' Agreement.

Shares are subordinate equity interests.
The Shares purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our Shares.

The shares are unlikely to be able to be pledged as collateral.
The Shares will not usually be acceptable as collateral for loans. The Shareholders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. Furthermore, absent a public market, Shares generally cannot be sold for an amount based on their economic value as determined by the fair market value of the underlying property. The Shares have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Shares in the future. In addition, any transfer

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

of the Shares or an interest therein must satisfy the requirements set forth in various Company agreements with shareholders that restrict the ability to transfer Shares.

You will not have the benefit of review of this Offering Statement by the SEC or any other agency.
Since this offering is an exempt offering of securities and, as such, is not registered under federal or state securities laws, you will not have the benefit of review of this Offering Statement by the SEC or any state securities commission. The terms and conditions of this Offering may not comply with the guidelines and regulations established for offerings that are registered and qualified with those agencies. INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

This is a new company. It has a short history, few paying customers, and no revenues. If you are investing in this company, it's because you think this is a good idea and you believe that Gigmor can execute better than our competition and have a sound business plan to expand our subscriber base and will be able to monetize our current services and any additional services we develop. It is not currently possible to foresee whether the company will be successful or will ever make any money at all.

We are a technology company and subject to security and other risks. Technology is constantly developing and there is no guarantee that we will be able to keep our technology up-to-date. Any kind of computer technology is exposed to hacking and other cyber-security risks. We cannot be sure that we will have the resources and technology to prevent those risks from materializing and causing us damage or even shutting the company down.

Any valuation at this stage is pure speculation. No one is saying the company is worth a specific amount. There is no basis for giving a realistic valuation. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest. If you do invest, you must feel comfortable potentially losing all your money.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

NoLIMIT TECHNOLOGY HOLDINGS INC

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

THE OFFERING

9.   What is the purpose of this offering?

We will use the funds to develop and expand our gaming platforms.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$75,000.00	$106,800.00
Less: Offering Expenses	$6,000.00	$8,544.00
Net Proceeds	$69,000.00	$98,256.00
Use of Net Proceeds		
Software development	$40,000.00	$65,000.00
DFS Software	$25,000.00	$25,000.00
General Operating Capital	$4,000.00	$8,256.00
Total Use of Net Proceeds	$69,000.00	$98,256.00

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $75,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

a. Type - Common Stock

b. Terms - Common stock with voting rights and profit rights. There will only be one class of stock for all, the same for directors as well as well as investors of any size.

14.   Do the securities offered have voting rights? ☑ Yes   ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:				
	35,000,000	17,255,000	Yes ☑ No ☐	Yes ☐ No ☑
				Specify:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

    This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

    These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

NoLimit Technology Holdings Inc

OFFERING STATEMENT

		2,500,000	**Shares of Common Stock at $0.03 per Share**	
		# Of Units	Total Proceeds	Net Proceeds
Target Offering		2,500,000	$75,000	$69,000
Maximum Amount		3,560,000	$106,800	$98,256



Low Bound	Pre-money valuation	High Bound
$ 51,775,000	$ 76,836,362	$ 101,898,000

5 Valuation Methods

$ 6,599,755	$ 5,503,778	$ 205,966,328	$ 94,465,181	$ 240,957,233
Scorecard	Checklist	Venture Capital	DCF with LTG	DCF with Multiples

Method weights

30%	30%	16%	12%	12%

The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$76,836,362.**

The company has elected to go with a slightly more conservative valuation of $75,000,000.

The figures used for this valuation are based on projections which include growth and funding from future offerings, if funding rounds do not go as anticipated, or if any foreseeable or unforeseeable events arise (such as any of the other risks put forth in the risk factors section above) the company may not grow as anticipated and the valuation may end up falling.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction,

FP: ◭ truCrowd

**NoLimit Technology
Holdings Inc**

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

It is a new company so without debt and the money we raise will be used to expand the existing fantasy sports and poker platforms that have been developed over the last years. The are no material cash resources, but contain the platforms developed by the founders as their contribution to this new company. It is hard to define a value, but the platforms took 4 years to develop and now will form part of the No Limit Technologies, Inc. suite of games.

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

No Limit Technology Holdings, Inc.

Profit and Loss

January 1 - February 26, 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	$0.00
Expenses	
Office Supplies & Software	12.50
Total Expenses	$12.50
NET INCOME	$ -12.50

No Limit Technology Holdings, Inc.

Balance Sheet

As of February 26, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk - 4914	87.50
Total Bank Accounts	$87.50
Other Current Assets	
Uncategorized Asset	-100.00
Total Other Current Assets	$ -100.00
Total Current Assets	$ -12.50
TOTAL ASSETS	$ -12.50
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Retained Earnings	0.00
Net Income	-12.50
Total Equity	$ -12.50
TOTAL LIABILITIES AND EQUITY	$ -12.50

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

A principal executive officer certifying financial statements as described above must provide the following certification**:

Certification Letter

I, Rafael Groswirt, certify that: (1) the financial statements of No Limit Technology Holdings, Inc, a Nevada C Corporation, located at 1407 Foothill Blvd #305, La Verne, CA 91750 included in this Form are true and complete in all material respects; and (2) A tax return has not been created because No Limit Technology Holdings, Inc. has not reached its first necessary report tax year. Fiscal year will end December 31, 2021.

X

Chief Compliance Officer Rafael Groswirt
No Limit Technology Holding, Inc.
3/16/2021

** Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

FP: truCrowd

NoLimit Technology HOLDINGS INC

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
   ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

   (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
   ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i) at the time of the filing of this offering statement bars the person from:

      (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

      (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

      (C) engaging in savings association or credit union activities? ☐ Yes ☑ No

   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

   (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

   (iii) bars such person from being associated with any entity or from participating in

OFFERING STATEMENT

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at:
https://nolimittechnologyinc.com/

NoLimit Technology Holdings Inc

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

NoLimit Technology HOLDINGS INC

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

EXHIBIT A: SAMPLE SUBSCRIPTION AGREEMENT

No Limit Technology Holdings, Inc

A Nevada Company

Issued 35,000,000 shares

Formed January 7, 2021

Crowdfund share purchase agreement

Round 1

10.17% of total shares for sale

3,560,000

Price per share $0.03

$106,800.00 total

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE

FP: ▲ truCrowd

NoLimit TECHNOLOGY HOLDINGS INC

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

FP: truCrowd

NoLimit Technology HOLDINGS INC

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

The Company:

No Limit Technology Holdings, Inc.

1407 Foothill Blvd #305, La Verne, CA 91750

1. <u>Subscription</u>.

    1. The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase Common Stock (singular - the "Security" or plural - the "Securities"), of:

       No Limit Technology Holdings, Inc., a Fantasy Game (A Nevada C, CORPORATION) (the "Company"),

       at a purchase price of .03 per security (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Security are as set forth in (Governing Document) and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

    2. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

    3. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

    4. The aggregate number of Securities sold shall not exceed the Maximum Number of Units, as set in the Form C filed in relation to this offering with the SEC (the "Oversubscription Offering"). The Company may accept subscriptions until the "Termination Date" as set in the Form C filed with the SEC in relation to this offering. Providing that subscriptions equaling or exceeding the "Minimum Offering" as set forth in the Form C filed with the SEC, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

FP: truCrowd

NoLIMIT TECHNOLOGY HOLDINGS INC

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

5. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.

 Purchase Procedure.

1. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by cash, ACH electronic transfer or wire transfer to an account designated by the Company, or by any combination of such methods.

2. Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the "Transfer Agent" designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such

NoLimit Technology Holdings Inc

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

1. <u>Organization and Standing.</u> The Company is a (Nevada C CORPORATION) duly formed, validly existing and in good standing under the laws of the State of Nevada. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

2. <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

3. <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

4. <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

5. <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. <u>Capitalization</u>. The authorized and outstanding units securities of the Company immediately prior to the initial investment in the Securities is as set forth under "Securities being Offered" in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

7. <u>Financial statements.</u> Complete copies of the Company's consolidated financial statements (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the consolidated financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. dbbmckennon, which has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

8. <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

9. <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary

NoLimit Technology Holdings Inc

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

1. <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

2. <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

3. <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

4. <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:
   1. To the Company;
   2. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

3. As part of an offering registered under the Securities Act with the SEC; or

4. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

5. <u>Investment Limits</u>. Subscriber represents that either:

   1. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

   2. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

6. <u>Shareholder information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

7. <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

8. <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as

FP: truCrowd

NoLimit TECHNOLOGY HOLDINGS INC

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

9. <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

10. <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   <u>Proxy.</u>

(a)   The Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

(b)   Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

FP: truCrowd

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

NoLimit Technology Holdings Inc

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

6. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7. <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of (CALIFORNIA).

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

9.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

	2,500,000 Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

PHYSICAL: 1407 Foothill Blvd #305, La Verne, CA 91750

DIGITAL: (rgroswirt@gmail.com)

Attn: RAFAEL GROSWIRT (CEO)

If to a Subscriber:

> to the Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. <u>Miscellaneous</u>.

   1. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
   2. This Subscription Agreement is not transferable or assignable by Subscriber.
   3. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.
   4. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.
   5. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.
   6. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such

FP: truCrowd

NoLimit Technology
Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

7. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

8. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

9. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.which will be deemed an original, but all of which together will constitute one and the same instrument.

10. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

11. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

11. Subscription for Units

1. Consideration: in exchange for the sale and issuance of the Shares from the Company, the Subscriber agrees to make an initial capital contribution to the Company as set forth in the Agreement. The Subscriber may also make additional capital contributions to the Company as listed in the Operating Agreement.

2. Agreement to Purchase and Sell: The Subscriber agrees to purchase and the Company agrees to sell and issue to the Subscriber, the number of Shares set forth in the Agreement. The purchase and sale is subject to the terms and conditions listed in this Agreement.

12. Warranties and Representation of the Subscriber

1. Access: Subscriber agrees that all documents and records pertaining to the investment have been given to the Subscriber and his counsel and/or accountants for review. The Subscriber also acknowledges that he has had the opportunity to obtain additional

FP: truCrowd

NoLIMIT TECHNOLOGY HOLDINGS INC

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

information and verify the accuracy of all documents and ask questions of and receive answers from the Company representative. In evaluating this investment, the Subscriber only relied on the documents and questions/answers listed above.

2. No Conflicts: This Agreement does not violate any terms of any material restriction in other contracts or commitments of any character or kind to which the Subscriber is bound or a subscriber.

3. Sophistication: Subscriber has a sufficient degree of knowledge, experience, and sophistication in business and financial matters that makes him capable of evaluating the risks and merits of acquiring the Shares.

4. Restrictions on Transfer: Subscriber agrees that he will not transfer or sell the Shares other than in accordance with terms and conditions for transfer in the Operating Agreement. No public market exists for the Shares, nor can the Shares be liquidated easily. Shares may be sold privately under the terms and conditions stated in the shareholder agreement. Some shares purchased in early rounds may be subject to a lock of 6 or 12 months depending on what round.

5. Risk of Loss: Subscriber can bear the economic risks of an investment in the Company and sustain a complete loss of the investment. Subscriber is aware of and understands all risks associated to the purchase of the Shares. Subscriber has adequate means and net worth of providing for current needs, having no need for liquidity in this investment.

6. Brokers: No broker, intermediary, or finder has been paid or entitled to a commission or fee from or by Subscriber in relation to Shares, nor is the Subscriber entitled to or will accept any such commission.

7. Confidentiality: The Subscriber agrees to keep any non-public information relating to the Company confidential that he may acquire pursuant to this Agreement. The Company can impose a confidentiality obligation on persons in connection with any information shared from sources other than the Company.

8. Indemnification: The Subscriber acknowledges his understanding of the meaning and legal consequences of the warranties and representations in this Agreement. He agrees to hold harmless and indemnify the Company and its affiliates, including members, managers, agents, employees, and associates, against and from any and all damage, liability, and loss arising out of a breach of warranty, acknowledgment, or representation of the Subscriber or his failure to fulfill any obligation contained in this Agreement or any other document completed as part of the sale of Shares. The Subscriber does not waive any rights granted under state or federal securities laws.

9. Survival: All warranties and representations of the Subscriber shall survive the closing. The Subscriber warrants and represents that the acknowledgments, representations, and

FP: truCrowd

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

warranties set forth in the Agreement are true and accurate as of the date signed and the closing. If in any respect, warranties, representations, and/or acknowledgments are not accurate prior to the closing, the Subscriber will give immediate written notice to the Company.

10. Subject to the Operating Agreement: The Shares sold are subject to the terms of the Operating Agreement at all times.

13. Closing

1. Rejection: The Company may, at any time before closing, choose not to accept the subscription of the Subscriber. If the Company does not accept the subscription, in whole or in part, the Company will refund all funds to the Subscriber in connection with the rejection.

2. Closing date: The purchase and sale closing for the Shares shall occur at a place, time, and date designated by the Company, but will not occur more than 30 days after this Agreement is executed.

3. Failure of closing: If closing of the purchase and sale does not occur, the Company shall have no liability to the Subscriber for its failure to close or failure to issue the Shares to the Subscriber.

4. Subscription irrevocable: The subscription is irrevocable on the Subscriber's part, except as provided under any applicable federal and state securities laws.

5. Default: If the Subscriber does not perform his obligations within five (5) days after receipt of a notice from the Company, the Company may refuse to issue Shares to the Subscriber (if failure occurs before the closing) or reverse all title, rights, and interest in the Company (if failure occurs after the closing).

6. Subscriber Obligations: Subscriber is obligated to execute the Operating Agreement and any other appropriate documents to complete the transactions.

14. General

1. This Agreement is binding on the successors and permitted assigns of parties within it. The representations and warranties made in this Agreement are accurate and true as of the date hereof and will still be accurate and true as of the Subscriber's payment date to the Company, upon acceptance by the Company of the Subscriber's subscription.

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Reference links

1.   Crowdfund site : https://us.trucrowd.com/

2.   STOCK AGENT WHERE STOCK WILL RESIDE FOR HOLDERS https://www.colonialstock.com/

3.   Our   YouTube   Channel   : https://www.youtube.com/channel/UC2XhjKodwK0BpmMNGcgTiEA

4.   Telegram Chat room: https://t.me/joinchat/Vso8_q7SISc4KXsf

5.   Sports book and Live casino we are going to hire :www.Vbet.com or similar

6.   Escrow company https://www.fundamerica.com/

Our internally developed DFS platform
https://www.nolimitfantasysports.com/

From the first round, $25,000 will be paid to No Limit Fantasy Sport as a down payment for the source code of the DFS game. Further rounds where more money is raised would also cause payments to be made to NLFS for a total of $500,000. Further payments would only be made from additional funding rounds where no more than 10% of the amount of that round is paid and only if the money is raised within 2 years. .

NoLimitCoin website
https://nolimitcoin.org/

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000	Shares of Common Stock at $0.03 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

Attachment A

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

Total shares to be purchased:_____

Price per share: $0.03

Total amount: _____

The undersigned, desiring to purchase the Security of the Company. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The number of units of the Security the undersigned hereby irrevocably subscribes for is: UNIT COUNT

(b)   The aggregate purchase price (based on a purchase price of $0.03 per Security) the undersigned hereby irrevocably subscribes for is: AMOUNT

(c)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:_____

This SUBSCRIPTION AGREEMENT (hereby referred to as the "Agreement") is entered into and made by and between Company , located at 1407 Foothill Blvd #305, La Verne, CA 91750 (hereby referred to as the "Subscriber") and on 12/29/2020

The Company has been formed as a Nevada C corporation under the state laws of Nevada by filing its No Limit Technology Holdings, Inc. certificate with the Secretary of State in NEVADA.

The existing managers and members of the Company have laid out their respective duties, obligations, and rights associated with the Company in the Operating Agreement.

The Subscriber wishes to subscribe for [NUMBER] of shares (hereby referred to as the "Shares") of the stock of the Company at the subscription price of $0.03 per share. The Company wishes to issue a membership interest to the Subscriber in the form of [NUMBER] of shares.

Subscriber is responsible to handle any tax related matters related to the stock. The company is not responsible to advise subscriber on tax matters.

NoLimit Technology Holdings Inc

No Limit Technology Holdings, inc
1407 Foothill Blvd 305 LA Verne,
CA 91750 USA
(909) 438-4079

OFFERING STATEMENT

2,500,000 Shares of Common Stock at $0.03 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,500,000	$75,000	$69,000
Maximum Amount	3,560,000	$106,800	$98,256

The Subscriber certifies and acknowledges that the Subscriber received and reviewed the Private Placement Memorandum, dated [EFFECTIVE DATE], and all supplements attached to the Private Placement Memorandum. The Subscriber is familiar with the provisions and terms of the Private Placement Memorandum.

Both parties of this agreement intend that this subscription will be made pursuant to appropriate exemptions from prospectus, registration, and/or similar requirements of notices, rules, orders, legislation, and policies of all jurisdictions that apply to the Agreement.

INVESTOR NAME AND SIGNATURE :

_____   _____   _____

            Name   Signature   Date

Address: _____

            _____

            _____

Phone number: _____   Email address _____

Telegram Handle:_____

No Limit Technology Holdings, Inc.

  _____

Signature

By: Rafael Groswirt, CEO

This Subscription is accepted on: _____

By: No Limit Technology Holdings, Inc.